UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ____________

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

[   ] SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________=

For the transition period from ____________ to ____________

Commission file number N/A

HARD CREEK NICKEL CORPORATION
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

1060 – 1090 West Georgia Street Vancouver, British Columbia V6E 3V7 Canada
(Address of principal executive offices)

Copy of communications to:
Bernard Pinsky, Esq.
Clark Wilson LLP
Barristers and Solicitors
Suite 800 – 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3H1
Telephone: 604-687-5700     Facsimile: 604-687-6314

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered
Not Applicable	Not Applicable

2

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 46,292,676 Common Shares without par value issued and outstanding as at November 16, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] YES [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports
pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [   ] YES [   ] NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or
15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[   ] YES [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer      [   ]       Accelerated filer        [   ]      Non-accelerated filer       [   ]

Indicate by check mark which financial statement item the registrant has elected to follow.
[   ] ITEM 17 [X] ITEM 18

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] YES [X] NO

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2 of the Exchange Act). [   ] YES [   ] NO

2

FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this registration statement constitutes forward-looking statements. When used in this registration statement, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “predict”, “may”, “should”, the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, changes in project parameters as plans continue to be refined, future prices of nickel, as well as those factors discussed in the section entitled “Risk Factors” on page 8. Although our company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this registration statement speak only as to the date hereof. Our company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this prospectus, the terms “we”, “us”, “our” and “Hard Creek” mean Hard Creek Nickel Corporation, unless otherwise indicated.

PART I

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The financial statements and summaries of financial information contained in this document are reported in Canadian dollars (“$”) unless otherwise stated. A “tonne” is one metric ton or 2204.6 pounds. All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The financial statements of Hard Creek for the years ended December 31, 2004 and 2003 have been reported on by Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, Suite 1700 – 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1. The financial statements of Hard Creek for the six months ended June 30, 2005 and 2004 have been prepared by management and have neither been reviewed nor audited by Dale Matheson Carr-Hilton LaBonte.

Item 1            Identity of Directors, Senior Management and Advisers

A.       Directors and Senior Management

The Directors and the senior management of our company as of November 16, 2006 are as follows:

Name	Business Address	Function
Mark Jarvis	1060 – 1090 W. Georgia St. Vancouver, BC V6E 3V7 Canada	As President, Chief Executive Officer and director, Mr. Jarvis is responsible for the development of our strategic direction and the management and supervision of our overall business.
George Sookochoff	1305 – 1323 Homer Street Vancouver, BC V6B 5T1 Canada	As a non-executive director, Mr. Sookochoff is responsible for the corporate governance of our company.
Frank Wright	427 Fairway Drive North Vancouver, BC V7G 1L4 Canada	As a non-executive director, Mr. Wright is responsible for the corporate governance of our company.

Name	Business Address	Function
Lyle Davis	2838 Carnation Street North Vancouver, BC V7H 1L8 Canada	As a non-executive director, Mr. Davis is responsible for the corporate governance of our company.
Brian Fiddler	408 Shiles Street New Westminster, BC V3L 3K4 Canada	As Controller and Chief Financial Officer, Mr. Fiddler is responsible for the financial and corporate management and supervision of the affairs and business of our company.
Tony Hitchins	1060-1090 West Georgia Street Vancouver, BC V6E 3V7 Canada	As Chief Operating Officer, Mr. Hitchins is responsible for the project management, field management and logging core,
supervision of exploration on the Turnagain Nickel Project, hiring field staff and maintaining claims in good standing.
Neil Froc	42621 Canyon Road Lindell Beach, BC V2R 5B8 Canada	As Executive Vice President, Mr. Froc is responsible for the management of engineering and technical studies including infrastructure and socio-economic project development.
Leslie Young	1060 – 1090 W. Georgia St. Vancouver, BC V6E 3V7 Canada	As Corporate Secretary, Ms. Young is responsible for the internal accounting and record keeping, general administration, and making all necessary filings and financial reporting for our company.

B.       Advisers

Our legal advisers are Clark Wilson LLP, Barristers & Solicitors, with a business address at Suite 800, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

C.       Auditors

Our auditors are Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, with a business address at Suite 1700 – 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1. Dale Matheson Carr-Hilton LaBonte are members of the Canadian Institute of Chartered Accountants.

Item 2             Offer Statistics and Expected Timetable

Not Applicable.

Item 3             Key Information

A.       Selected Financial Data

The following table summarizes selected financial data for our company for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 respectively. The information in the table was extracted from the detailed financial statements and related notes included in this registration statement and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5 – Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in CAN Dollars)

Fiscal Year Ended December 31

US GAAP	2005 Audited	2004 Audited	2003 Audited	2002 Unaudited	2001 Unaudited
Net Sales or Operating Revenue	NIL	NIL	NIL	NIL	NIL
Net Loss	$3,332,394	$4,648,724	$3,215,856	$676,492	$368,482
Net Loss from Operations (January 17, 1983 (inception to December 31, 2005)	$19,901,059	$16,568,665	$11,919,941	$8,704,085	$8,027,593
Depreciation	$6,780	$6,076	$2,511	$808	NIL
General and Administrative Expenses	$890,690	$1,910,813	$1,209,312	$328,370	$207,315
Mineral Property Exploration Costs	$2,679,212	$2,987,287	$2,069,772	$450,710	$161,167
Other Income	$237,508	$249,376	$63,228	$102,588	NIL
Basic and Diluted Net Loss per Share	$0.11	$0.20	$0.28	$.08	$0.07
Assets	$1,697,951	$1,303,553	$498,557	$189,947	$36,209
Current Assets	$846,465	$607,583	$282,752	$154,905	$6,209
Capital Stock	$18,632,327	$15,059,286	$10,363,422	$7,200,297	$6,548,992
Common Stock (adjusted to reflect changes in capital)	37,675,494 common shares	28,310,394 common shares	17,390,189 common shares	8,103,098 common shares	5,052,990 common shares
Basic and Diluted Net Loss per Common Share	$0.11	$0.20	$0.28	$0.08	$0.07
Cash Dividends per Common Share	NIL	NIL	NIL	NIL	NIL

The following table summarizes selected financial data for our company for the six-month interim period ended June 30, 2006 and the six-month interim period ended June 30, 2005, which information is not audited. The information in the table should also be read in conjunction with these financial statements and with the other information appearing under the heading, “Item 5 – Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in CANADIAN Dollars)

Six-month Interim Period Ended June 30, 2006 (Unaudited)

US GAAP	Six Months ended June 30, 2006	Six Months ended June 30, 2005
Net Sales or Operating Revenue	NIL	NIL
Net loss	$2,479,181	$1,078,835
Net Loss from Operations (January 17, 1983 (inception to June 30, 2006)	$22,380,240	$21,644,211
Depreciation	$3,164	$3,152
General and Administrative Expenses	$856,474	$417,476
Mineral Property Exploration Costs	$1,635,392	$664,136
Other Income	$15,849	$5,929
Basic and Diluted Net Loss per Common Share	$0.06	$0.04

US GAAP	At June 30, 2006	At December 31, 2005
Assets	$1,847,332	$1,697,951
Capital Stock	$1,847,332	$846,465
Common Stock	$20,360,709	$18,632,327
Common Stock (adjusted to reflect changes in capital)	40,884,125 common shares	37,675,494 common share at 12/31
Cash Dividends per Common Share	NIL	NIL

B.       Capitalization and Indebtedness

Our authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Class A Preference Shares without par value. As of November 16, 2006, we had 46,292,676 Common Shares and no Class A Preference Shares issued and outstanding.

The table below sets forth our total indebtedness in Canadian dollars and capitalization as of June 30, 2006. You should read this table in conjunction with the audited and unaudited financial statements and accompanying notes, included in this registration statement.

As at June 30, 2006 (unaudited)

Liabilities
Current, unsecured	$715,609
Long term, unsecured
$715,609
Shareholders’ Equity
Common stock	$20,360,709
Additional paid-in capital	3,342,308
Deficit	(22,380,240)
$1,322,777

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

This Registration Statement contains forward-looking statements which relate to future events or our future performance, including our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, or “potential” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in enumerated in this section entitled “Risk Factors”, that may cause our company’s or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this Registration Statement. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this prospectus in evaluating our company and our business before purchasing shares of our company’s common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The risks described below are not the only ones facing our company. Additional risks not presently known to us may also impair our business operations. You could lose all or part of your investment due to any of these risks.

Risks Associated with Mining

All of our properties are in the exploration stage. There is no assurance that any of our properties contain any mineral resources in commercially exploitable quantities. If we do not discover any mineral resource in a commercially exploitable quantity, our business will fail and investors may lose all of their investment in our company.

Despite exploration work on our mineral properties, we have not established that any of them contain any commercially exploitable mineral reserves, nor can there be any assurance that we will ever find commercially exploitable mineral reserves. The probability of an individual prospect ever having a commercially exploitable mineral reserve is extremely remote; in all probability our mineral resource properties do not contain any reserves and any funds that we spend on exploration will probably be lost. The search for valuable minerals as a business is extremely risky. We can provide investors with no assurance that additional exploration on our properties will establish that commercially exploitable reserves of minerals exist on our mineral properties. Additional potential problems that may prevent us from discovering any reserves of minerals on our property include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. Most of these factors are beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

If we are unable to establish the presence of commercially exploitable reserves of minerals on our property, our ability to fund future exploration activities will be impeded, we will not be able to operate profitably and investors may lose all of their investment in our company.

We face intense competition in the mineral exploration and exploitation industry and we compete with our competitors for financing, for new mineral resource properties and for qualified managerial and technical employees.

Our competition there includes large established mining companies with substantial capabilities and with greater financial and technical resources than we have. As a result of this competition, we may have to compete for financing and be unable to acquire financing on terms we consider acceptable. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future. We may also have to compete with the other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees, our exploration programs may be slowed down or suspended. If we are unable to successfully compete for the acquisition of suitable prospects for exploration in the future, there can be no assurance that we will acquire any interest in additional mineral resource properties. The occurrence of any of these things may cause us to cease operations as a company.

Because of the inherent dangers involved in mineral exploration and exploitation, there is a risk that we may incur liability or damages as we conduct our business.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. At the present time we have no coverage to insure against these hazards. The payment of such liabilities may have a material adverse effect on our financial position.

Our title to our resource properties may be challenged by third parties or the licenses that permit us to explore our properties may expire if we fail to timely renew them and pay the required fees.

We have investigated the status of our title to our mineral resource properties and we are satisfied that the title to these properties is properly registered in the name of our company. but we cannot guarantee that the rights to explore our properties will not be revoked or altered to our detriment. The ownership and validity of mining claims and concessions are often uncertain and may be contested. Should such a challenge to the boundaries or registration of ownership arise, the resolution of disputes or the process of clarifying the accuracy of our mining license registration could take substantial time and money. Further, the preservation of our title to our mineral properties requires that we continue to expend money or work the claims. If we fail to expend the necessary amount of money or if we fail to work our mineral claims, then our title to our mineral properties could expire or be forfeit.

Mineral prices are subject to dramatic and unpredictable fluctuations.

The market price of precious metals and other minerals is volatile and has fluctuated widely, particularly in recent years. The prices of various metals are affected by numerous factors beyond our control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production casts in major mineral producing regions. Variations in the market prices of metals may impact on our ability to raise funding to continue exploration of our properties. In addition, any significant fluctuations in metal prices will impact on our decision to accelerate or reduce our exploration activities. If the price of precious metals and other minerals should drop significantly, the cost of mineral extraction may be higher than is economically feasible. The marketability of minerals is also affected by numerous other factors beyond our control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

Mineral operations are subject to government regulations which could have the effect of reducing or preventing us from exploiting any possible mineral reserves on our properties.

Exploration activities are subject to national and local laws and regulations governing prospects, taxes, labour standards, occupational health, land use, environmental protection, mine safety and others which may in the future have a substantial adverse impact on our company’s prospects. In order to comply with applicable laws, we may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditure, restriction and delay in the activities of our company, the extent of which cannot be reasonably predicted. If we violate any applicable law or regulation, we could be forced to stop work and we could be fined. If we are forced to suspend our activities or if we are required to pay a large fine for a violation of these applicable laws and regulations, our business could be adversely affected.

Our operations may be subject to environmental regulations which may result in the imposition of fines and penalties.

Our operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is evolving in a manner which means stricter standards, and enforcement; fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Risks Related To Our Company

The fact that we have not generated any operating revenues since our incorporation raises substantial doubt about our ability to continue as a going concern.

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production. We had cash in the amount of $1,728,875 as of June 30, 2006. We estimate our average monthly operating expenses to be approximately $60,000 to $70,000 each month. As a result, we need to generate significant revenues from our operations or obtain financing. We cannot assure that we will be able to successfully explore and develop our mining properties or assure that viable reserves exist on the properties for extraction. These circumstances raise substantial doubt about our ability to continue as a going concern as described in an explanatory paragraph to our independent auditors’ report on our financial statements for the year ended December 31, 2005. It is unlikely that we will generate any funds internally until we discover commercially viable quantities of ore. If we are unable to generate revenue from our business during the fiscal year 2006, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail.

We have a limited operating history on which to base an evaluation of our business and prospects.

Although we have been in the business of exploring mineral resource properties since 1983, we have not yet located any mineral reserve. As a result, we have never had any revenues from our operations. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine. We have no way to evaluate the likelihood of whether our mineral properties contain any mineral reserve or, if they do that we will be able to build or operate a mine successfully. We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our properties. We expect to continue to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a material adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

We have not generated any revenue from our business and we may need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We anticipate that we will need to raise $4,000,000 for the 12 month period ending June 30, 2007, and that we will need to raise further capital very soon thereafter in the approximate amount of $5,000,000 to $7,000,000. We do not currently have any arrangements for financing and we can provide no assurance to investors we will be able to find such financing if required. We have no assurance that additional funding will be available to us for further exploration and development of our projects or to fulfil our obligations under any applicable agreements. Although we have been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in a delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties.

Conflicts of interest may arise as a result of our directors and officers being directors and officers of other natural resource companies.

Certain of our directors and officers may continue to be involved in a wide range of business activities through their direct and their indirect participation in corporations, partnerships or joint ventures. Situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of our company.

Our Articles of Incorporation indemnify our officers and directors against all costs, charges and expenses incurred by them.

Our Articles of Incorporation contain provisions limiting the liability of our officers and directors for their acts, receipts, neglects or defaults and for any other loss, damage or expense incurred by our company which shall happen in the execution of the duties of such officers or directors, unless the officers or directors did not act honestly and in good faith with a view to the best interests of our company. Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Risks Relating to our Securities

Trading in our common shares on the TSX Venture Exchange is limited and sporadic, making it difficult for our shareholders to sell their shares or liquidate their investments.

Our common shares are currently listed on the TSX Venture Exchange under the symbol ‘HNC’. The trading price of our common shares has been and may continue to be subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which are beyond our control. In addition, the stock market in general, and the market for base metal exploration companies, including companies exploring for nickel in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of our shares, regardless of our operating performance. If you invest in our common shares, you could lose some or all of your investment.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties. If we are required to issue additional shares to raise financing, your interests in our company will be diluted and you may suffer dilution in your net book value per share depending on the price at which such securities are sold. As at November 16, 2006, there were outstanding an aggregate number of common share purchase warrants and share purchase options as, upon exercise, would result in the issue of an additional 8,606,919 of our common shares which, if exercised, would represent approximately 17% of our issued and outstanding common chares. If all of these share purchase warrants and share purchase options are exercised and these common shares are issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our common shares.

Investors’ interests in our company will be diluted and investors may suffer dilution in their net book value per share if we issue employee/director/consultant options

We have granted and may in the future continue to grant to some or all of our directors, officers, insiders, and key employees options to purchase our common shares as non-cash incentives to those persons. Such options may be granted at exercise prices equal to market prices, or at such other price as may be permitted under the policies of any stock exchange upon which our securities are traded (currently, our common shares are listed for trading on the TSX Venture Exchange), when the public market is depressed. The issuance of additional shares will cause our existing shareholders to experience dilution of their ownership interests.

We do not expect to declare or pay any dividends.

We have not declared or paid any dividends on our Common Shares since our inception, and we do not anticipate paying any such dividends for the foreseeable future.

U.S. investors may not be able to enforce their civil liabilities against us or our Directors, controlling persons and officers.

It may be difficult to bring and enforce suits against us. We were incorporated under the Company Act (British Columbia) and transitioned under the Business Corporations Act (British Columbia) in June of 2004. All of our directors and officers are residents of countries other than the United States and all of our assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or us predicated solely upon such civil liabilities.

Trading of our stock may be restricted by the SEC’s “Penny Stock” regulations which may limit a stockholder’s ability to buy and sell our stock.

The U.S. Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in, and limit the marketability of, our common stock.

U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2003 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, U.S. citizens should review the section entitled “Taxation-U.S. Federal Income Taxation - Passive Foreign Investment Companies” contained in this Registration Statement for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

If we are or become a PFIC, our U.S. shareholders may be subject to the following adverse tax consequences:

  they will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our capital shares, and gains from the sale or other disposition of our capital shares;

  they will be required to pay interest on taxes allocable to prior periods; and

  the tax basis of our capital shares will not be increased to fair market value at the date of their date.

Item 4             Information on our Company

A.       History and Development of our Company

We were originally incorporated in British Columbia Canada under the Company Act (British Columbia) on January 17, 1983, under the name “Bren-Mar Resources Limited”, with an authorized capital of 50,000,000 Common Shares without par value. On March 15, 2000, we changed our name to “Bren-Mar Minerals Ltd.” and consolidated our then issued and outstanding common shares on the basis of 1 post-consolidation common share for 5 pre-consolidation common shares, and we increased our post-consolidation authorized capital to 50,000,000 common shares. On November 22, 2000, we changed our name to “Canadian Metals Exploration Ltd.”

The Business Corporations Act (British Columbia) came into force on March 29, 2004, repealing the Company Act (British Columbia.) Our company now operates under the Business Corporations Act (British Columbia). On June 25, 2004, we changed our name to “Hard Creek Nickel Corporation”, altered our authorized capital to comprise an unlimited number of common shares and an unlimited number of Class A preferred shares, and adopted our current Articles of Incorporation, which are attached as an exhibit to this form.

We have our head office and principal place of business at Suite 1060 – 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7 Canada (Telephone: 604.681.7896) .

Our common shares are listed on the TSX Venture Exchange under the symbol “HNC”.

Since inception, we have been engaged in natural resource exploration and development primarily in British Columbia and, since 1996, have focused on the Turnagain Property in the Liard Mining Division of northern British Columbia. We first acquired the mineral claims on the Turnagain Property in 1996 under an option agreement with John Schussler and Ernie Hatzl. The original option agreement gave us the right to earn a 100% interest in the mineral claims on the Turnagain Property in exchange for the issuance of 200,000 of our common shares and the expenditure of CAN$1,000,000on exploration of the property within 5 years of acquisition. We have now earned the 100% interest and it is subject to a 4% net smelter royalty on possible future production. We have the right to pay out the net smelter royalty for CAN$1,000,000 for each 1% of the royalty. So, to pay out all 4% of the royalty, we would be required to pay CAN$4,000,000.

On April 25, 2001, we entered into an agreement with Northwest Petroleum Inc. of Bakersfield, California to acquire rights to two separate oil and gas projects located in the state of California, consisting of the Buttonwillow Oil and Gas Leases in Kern

County, California and the Moffat Ranch Gas Field in Madera County, California. We subsequently determined in March of 2002 that the Buttonwillow oil and gas leases and the Moffat Ranch Gas Field gas project were not feasible. Accordingly, the agreement with Northwest Petroleum Inc. was terminated on March 21, 2002 and our investment of $143,717 was written off.

On November 28, 2002, we entered into an agreement with John Schussler and Ernie Hatzl to acquire an additional 34 mineral claims, adjacent to the Turnagain Property, Laird Mining Division, British Columbia, in exchange for an aggregate total of 100,000 common shares.

Between November , 2003 and March, 2005 we staked additional claims, enlarging the Turnagain property from 3,700 hectares to approximately 27,500 hectares. In April, 2004, we staked three claim blocks in northern British Columbia. The staked properties vary in size from 1500 to 5500 hectares and total 9000 hectares and are located in northern British Columbia, between 20km west and 100km northwest of the Turnagain property. These three claim blocks are known as the Green, Serp and Cot properties.

In January and February, 2005 we acquired, by staking, four additional claim blocks in central and northern British Columbia for a total area of approximately 27,140 hectares. Some reconnaissance prospecting was completed on the claims with no further work warranted. All of the claims were allowed to lapse and are no longer owned by the company.

In September, 2005 we acquired by staking on-line, one additional claim block of approximately 1,906 hectares located approximately 50km north of the Turnagain property. Some reconnaissance prospecting was completed on the claim with no further work warranted. The claim was allowed to lapse and is no longer owned by the company.

In March, 2006 we acquired by staking on-line, one additional claim block which is known as the Lunar property. It consists of approximately 4,489 hectares and is located approximately 130km southeast of the Turnagain property. Some reconnaissance prospecting was completed in the summer of 2006 with follow up work to be completed in 2007.

In May, 2006 we acquired by staking on-line, two additional claim blocks which are known as the Lime 1 and Lime 2 properties. They consist of approximately 1,133 hectares and are located approximately 15km and 35km west of the Turnagain property. Some reconnaissance prospecting was completed in the summer of 2006 with follow up work to be completed in 2007 or 2008.

In July, 2006 we acquired by staking on-line, one additional claim block which is known as the Conuma property. It consists of approximately 18,050 hectares and is located on the west side of Vancouver Island approximately 130km west of Campbell River, B.C. No work has been completed on the property to date but is scheduled for the summer of 2007.

On October 11, 2006 we acquired by legal action, one additional claim block which is known as the Bobner property. It consists of approximately 150 hectares and is located approximately 8km west of the Turnagain property. No work has been completed on the property to date but is scheduled for the summer of 2007.

Present Operations of Our Company

Turnagain Property Project

Our current mineral exploration activities on the Turnagain Property include core drilling, geological mapping, geochemical surveys, downhole geophysical surveys, baseline environmental and engineering studies, and metallurgical testing. From 2001 to the end of 2005, we had drilled 115 core holes for a total depth of 82,539 feet. Approximate total exploration expenditure during this period was CAN$9,980,000.

B.       Business Overview

Nature of Operations and Principal Activities

We are in the mineral resource business. This business generally consists of three stages: exploration, development and production. We are a mineral resource company in the exploration stage because we have not yet found mineral resources in commercially exploitable quantities, and are engaged in exploring land in an effort to discover them. Mineral resource companies that have located a mineral resource in commercially exploitable quantities and are preparing to extract that resource are in the development stage, while those engaged in the extraction of a known mineral resource are in the production stage.

Mineral resource exploration can consist of several stages. The earliest stage usually consists of the identification of a potential prospect through either the discovery of a mineralized showing on that property or as the result of a property being in proximity to another property on which exploitable resources have been identified, whether or not they are or have in the past been extracted.

After the identification of a property as a potential prospect, the next stage would usually be the acquisition of a right to explore the area for mineral resources. This can consist of the outright acquisition of the land or the acquisition of specific, but limited, rights to the land (e.g., a license, lease or concession). After acquisition, exploration would probably begin with a surface examination by a prospector or professional geologist with the aim of identifying areas of potential mineralization, followed by detailed geological sampling and mapping of this showing with possible geophysical and geochemical grid surveys to establish whether a known trend of mineralization continues underground, possibly trenching in these covered areas to allow sampling of the underlying rock. Exploration also commonly includes systematic regularly spaced drilling in order to determine the extent and grade of the mineralized system at depth and over a given area, as well as gaining underground access by ramping or shafting in order to obtain bulk samples that would allow one to determine the ability to recover various commodities from the rock. If minerals are found, exploration might culminate in a feasibility study to ascertain if the mining of the minerals would be economic. A feasibility study is a study that reaches a conclusion with respect to the economics of bringing a mineral resource to the production stage.

Our primary natural resource property is the Turnagain Property, located in the Liard Mining Division of northern British Columbia. We also own seven very early stage, mineral properties in central and northern British Columbia. We have not identified the existence of any commercially viable mineral deposits at any of our mineral properties. We intend to conduct prospecting and sampling on several of these properties in 2007.

There is no assurance that a commercially viable mineral deposit exists on any of our properties, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit). Please refer to the section entitled “Risk Factors”, beginning on page 8 of this registration statement, for additional information about the risks of mineral exploration.

Revenues

To date we have not generated any revenues from any of our properties.

Principal Market

We do not currently have any market, as we have not yet identified any mineral resource on any of our properties that is of a commercially exploitable quantity. If we succeed in identifying a mineral resource in commercially exploitable quantities, our principal markets should consist of metals refineries and base metal traders and dealers.

Seasonality of our Business

Our mineral exploration activities are subject to seasonal variation due to the winter season in northern British Columbia. Field work is best carried out between mid-May and late-November when day time temperatures average 10 to 15 degrees Celsius. Our other operations, such as metallurgical review and analysis of geochemical survey results, can be carried out all year round.

Sources and Availability of Raw Materials

Other than a paved highway and the small community of Dease Lake, located 70km west of the Turnagain property, there is no infrastructure close to the Turnagain property. A small amount of hydroelectric power is generated near Dease Lake, to supply the town, but there is little excess capacity. The closest suitable source of hydroelectric power for mine development is the transmission line at Meziaden Junction, 300km south along the highway. If a mineral resource is found on our Turnagain property, power generation would be required.

Patents and Licenses; Industrial, Commercial and Financial Contracts; and New Manufacturing Processes

In conducting our business operations, we are not dependent on any patented or license processes, technology, industrial, commercial or financial contract or new manufacturing processes.

Competitive Conditions

We compete with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees. Exploration in British Columbia has experienced a dramatic revival in the past two years and increased activity is forecast for the future. We compete for qualified employees with Vancouver based companies, including Hunter Dickenson Inc., Equity Engineering and Ivanhoe Mines, and international mining companies, including Billiton-BHP, Rio Tinto and Anglo American.

Governmental Regulations

Mining operations are subject to a wide range of government regulations such as restrictions on production, price controls, tax increases, expropriation of property, environmental protection, protection of agricultural territory or changes in conditions under which minerals may be marketed. Mining operations may also be affected by claims of native peoples, any of which could have the effect of reducing or preventing us from exploiting any of our properties.

Mineral claims in British Columbia are of two types. Cell mineral claims are established by electronically selecting the desired land on government claim maps, where the available land is displayed as a grid pattern of open cells, each of approximately 450-500 hectares. Payment of the required recording fees is also conducted electronically. This process for claim staking has been in effect since January, 2005, and is now the only way to stake claims in British Columbia. Prior to January, 2005, legacy claims were staked by walking the perimeter of the desired ground and erecting and marking posts at prescribed intervals. Legacy claims, staked before January, 2005, remain valid and may be converted into cell claims.

Cell mineral claims may be kept in good standing by incurring assessment work or by paying cash-in-lieu of assessment work in the amount of CAN$4.00 per hectare per year during the first 3 years following the location of the mineral claims. This amount is increased to CAN$8.00 per hectare in the fourth and succeeding years.

Legacy mineral claims in British Columbia may be kept in good standing by incurring assessment work or by paying cash-in-lieu of assessment work in the amount of $100 per mineral claim unit per year during the first three years following the location of the mineral claim. This amount increases to $200 per mineral claim unit in the fourth and succeeding years.

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the Province of British Columbia and in Canada generally. Under these laws, prior to production, we have the right to explore the property. We are required to file a “Notice of Work and Reclamation” with the British Columbia Ministry of Energy and Mines to conduct exploration works on mineral properties in British Columbia. To obtain a work permit, a company may be required to post a bond. In addition, the production of minerals in the Province of British Columbia requires prior regulatory approval.

Our mineral claims entitle our company to continue exploration activities on our properties, subject to our compliance with various Canadian federal and provincial laws governing land use, the protection of the environment and related matters.

If we locate a commercially viable mineral resource on any of our properties, we would be required to conduct extensive community consultations in northern British Columbia with both Aboriginal and non- Aboriginal groups, environmental surveys both on the property and along transportation corridors. We also would be required to develop a mining plan and a mine closure plan. These surveys and plans would be combined into a comprehensive Environmental Impact Statement and submitted to the British Columbia government for review and approval. Any development or exploitation of such a mineral resource would be subject to Canadian federal and provincial laws governing land use, protection of the environment, occupational health, waste disposal, toxic substances, mine safety and other matters. We had no material costs related to compliance and/or permits in recent years, and anticipate no material costs in the next year.

We will have to sustain the cost of reclamation and environmental mediation for all exploration work undertaken. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended work programs. It is estimated that reclamation of existing exploration drill sites and access roads on the Turnagain property will cost approximately $60,000. Permits and regulations will control all aspects of any production program if the project continues to that stage because of the potential impact on the environment.

C.       Organizational Structure

We have one wholly owned subsidiary, Canadian Metals Exploration Ltd., incorporated under the Canada Business Corporation Act (Canada) on July 14, 2004. This wholly owned subsidiary is currently inactive.

D.       Property, Plant and Equipment

Our executive office is located at 1060 – 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, Canada. The Company leases the 1,890 sq.ft space for $31,185 per annum and expires on April 30, 2008. This space accommodates all of our executive and administrative offices. We believe that this existing space is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

We own office equipment with a value of approximately $20,000 and it is located at our Vancouver Office. We lease a photocopier at the rate of $700/three months.

Our company has three significant mineral properties:

1.	The Turnagain Property;
2.	Lunar; and,
3.	Serp.

The Turnagain Property

This section provides a summary of the geology and exploration activities on the Turnagain Property. The technical information regarding the Turnagain Property included in this section is based, in large part, on a Technical Report and Mineral Resource Estimate prepared by Ronald G. Simpson, P.Geo., dated April 13, 2006, and prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 as adopted by the British Columbia Securities Commission. This Technical Report was used as supporting documentation and was filed with the British Columbia Securities Commission and the TSX Venture Exchange. Mr. Ronald G. Simpson is a “qualified person” as the term is defined under National Instrument 43-101.

Exploration data collected during the 2004 and 2005 exploration programs, was done under the supervision of Chris Baldys, P. Eng., Neil Froc, P. Eng., and Tony Hitchins, M.Sc.

Location and Accessibility

The Turnagain Property consists of 53 contiguous mineral claims situated in the Liard Mining Division of northern British Columbia, 70 kilometres east of Dease Lake and 1350 kilometres north-northwest of Vancouver. Please see the above map to see where the property is located in the province of British Columbia, Canada. The mineral claims collectively cover an area of 29,370 hectares (264 square kilometres.) The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 metres above sea level along the Turnagain River, in the central claim area, to 2,200 metres at an unnamed summit in the north central property area.

The Turnagain Property straddles the Turnagain River near where it joins Hard Creek. The community of Dease Lake, on Highway #37 some 400 kilometres north of the port of Stewart, is 70 kilometres west of the property. Helicopter access from Dease Lake involves a 20 minute flight. A secondary road extending easterly from Dease Lake has been used by large, articulated 4-wheel drive vehicles to convey large jade boulders from the Kutcho Creek area and to supply placer gold operations at Wheaton Creek over the past number of years. A branch of this road network extends into the Turnagain Property with road distance to Dease Lake of about 100 kilometres.

A dirt airstrip, measuring 700 metres, constructed in the 1960s and graded in 2004, is situated within the claims on the northwest side of the Turnagain River and can accommodate small aircraft. This airstrip is immediately adjacent to our current camp facility and core storage. Previous exploration programs have made use of camp facilities at Wheaton Creek (Boulder) which is about 15 kilometres by road west of the Turnagain Property.

Dease Lake has three times a week scheduled airline service and offers some supplies and services. The communities of Terrace and Smithers, both several hundred kilometres south, offer a range of services and supplies which can be trucked to Dease Lake via Highway #37.

The area between Dease Lake and the Turnagain Property features maturely dissected mountains rising to elevations of between 2,000 and 2,425 metres above sea level and separated by wide, drift-filled valleys in which elevations average 1,000 metres. Forest cover, present in valley areas, is replaced by typical alpine flora above 1500 metres. Bedrock is reasonably well exposed in the areas above tree line and along drainages.

Description of Claims

Our Turnagain Property consists of 53 contiguous mineral claims. Hard Creek Nickel Corporation owns a 100% interest in all of these mineral claims subject to a 4% net smelter royalty on possible future production on one mineral claim (Tenure No. 511330 formerly the “Cub” claim). We retain the right to purchase all or part of the net smelter royalty for CAN $1,000,000 per 1%. The following table summarizes the claim name, size, and expiry date for the 53 claims in the Turnagain property as of November 16, 2006

The following table shows details relating to Hard Creek Nickel Corporation’s Turnagain claims and the expiry dates of those claims:

Tenure Number	Claim Name	Area (ha)	Record Date	Expiry Date
Legacy Mineral Claim
407627	PUP 4	500	January 1,2004	January 1,2016
Cell Mineral Claims
501131	DRIFT 1	422	January 12,2005	January 12,2008
501168	DRIFT 2	422	January 12,2005	January 12,2008
501234	DRIFT 3	422	January 12,2005	January 12,2008
501298	DRIFT 4	422	January 12,2005	January 12,2008
508218	DINAH 1	407	March 3,2005	March 3,2009
508219	DINAH 2	407	March 3,2005	March 3,2009

Tenure Number	Claim Name	Area (ha)	Record Date	Expiry Date
508221	DINAH 3	407	March 3,2005	March 3,2008
508222	DINAH 4	407	March 3,2005	March 3,2009
508223	DINAH 5	407	March 3,2005	March 3,2009
508225	DINAH 6	407	March 3,2005	March 3,2009
508226	DINAH 7	255	March 3,2005	March 3,2009
508227	DINAH 8	407	March 3,2005	March 3,2009
508228	DINAH 9	136	March 3,2005	March 3,2009
508229	DINAH 10	203	March 3,2005	March 3,2009
528780	T1	67.7	Feb 23, 2006	Feb 23, 2007
528781	T2	203	Feb 23, 2006	Feb 23, 2007
528782	T3	153	Feb 23, 2006	Feb 23, 2007
528784	T4	288	Feb 23, 2006	Feb 23, 2007
528787	T5	170	Feb 23, 2006	Feb 23, 2007
528788	T6	270	Feb 23, 2006	Feb 23, 2007
528789	T7	422	Feb 23, 2006	Feb 23, 2007
528790	T8	254	Feb 23, 2006	Feb 23, 2007
Cell Claims Converted from Legacy Claims - April, 2005
503365	HARD 2	793	January 14, 2005	February 18, 2009
510889	FLAT 10,13,15	1628	April 6,7,2004	April 7,2010
510892	FLAT 2,6	1219	April 6,2004	April 7,2010
510910	FLAT 9,12,14	1424	April 18,2004	April 7,2010
510911	FLAT 1,5	1067	April 6,2004	April 7,2010
510912	FLAT 8,11	780	April 5,7,2004	April 7,2009
511214	HARD 4,6	980	February 18,2004	February 18,2009
511226	HILL 1,2	1216	February 18,2004	February 18,2009
511227	HILL 3	507	February 18,2004	February 17,2009
511230	HILL 4,5	760	February 18,2004	February 17,2009
511234	HILL 6	186	February 16,2004	February 16,2009
511244	HARD 5,7	490	February 18,2004	February 18,2009
511251	HARD 8	473	February 17,2004	February 17,2009
511257	HILL 9,10	1014	February 17,2004	February 17,2009
511279	HARD 9,10	897	February 17,2004	February 17,2009
511304	HILL 7,8	1150	February 17,2004	February 17,2010
511305	HOUND 3	271	Sept. 27,2003	Sept 27,2010
511306	TURN 2,FLAT 7	881	February 19,2004	February 19,2013
511329	HOUND 1,2	1015	Sept. 27,2003	Sept. 27,2010
511330	CUB	593	May 5,1996	December 1,2015
511337	CUB 10,18,PUP 1	1066	July-Dec.,1996	December 1,2015
511340	CUB 17	254	Sept.17,2002	December 1,2015

Tenure Number	Claim Name	Area (ha)	Record Date	Expiry Date
511344	TURN 1	271	19-Feb-04	February 19,2013
511347	FLAT 3,4	474	April 5,21,2004	April 7,2013
511348	CUB 2	389	June 20,1996	December 1,2015
511586	PUP 2	237	January 1,2004	January 1,2016
511593	PUP 3	102	January 1,2004	January 1,2016
511627	CUB 11	592	July 17,1996	December 1,2015
511628	HARD 1	709	February 18,2004	February 18,2009
511629	HARD 3	473	February 18,2004	February 18,2009

The map below, labelled “Figure 2”, indicates a group of claims held in trust by the Supreme Court of British Columbia. In February 2004, we filed an action in the Supreme Court of British Columbia against Mr. Wolf Wiese, a former consultant to our company. The action sought the transfer to our company of claims neighbouring the Turnagain property, which were staked in the name of Mr. Wiese. We believe that these claims should have been staked in the name of the Company. On July 10, 2006 the Supreme Court of British Columbia ordered that the claims be transferred back to our company. The transfer of ownership has not been completed to date. Mr. Wiese has subsequently filed a Notice of Appeal of the Order.

490000 mN
495000 mN
500000 mN
505000 mN
510000 mN
515000 mN
520000 mN
525000 mN
6495000 mE
6490000 mE
6485000 mE
6480000 mE
6475000 mE
6470000 mE
Turnagain Claim Group
Claims Held
In Trust by
Supreme Court
of British Columbia
Camp

Figure 4.2

Hard Creek Nickel Corp.

Turnagain Nickel Project
Liard Mining Division

Legal Status

Map Sheets 104I 46, 47, 56, 66

Exploration History

Nickel and copper sulphides were discovered within the current Turnagain property area in a bedrock exposure along Turnagain River in 1956. Mineral claims covering this showing and other occurrences were acquired by Falconbridge Nickel Mines Limited in 1966. Falconbridge Nickel Mines Limited also completed work over the ensuing seven years, including surface and airborne geophysical surveys, geological mapping, geochemical surveys and 2895 metres of conventional and packsack diamond drilling in 40 widely spaced drill holes.

Our Turnagain Property represents a unique style of sulphide mineralization associated with a zoned, ultramafic complex. Iron and nickel sulphides of magmatic origin are widespread in dunite and wehrlite near dunite-wehrlite contacts. Exploration on the Turnagain Property between 1967 and 2002 was sporadic and was concentrated in the Horsetrail area or near small exposures of net-textured sulphides. We acquired the property in 1996.

Work Completed by the Registrant

We acquired the Turnagain River property in 1996 and our exploration work that year included 400 line kilometres of airborne magnetic surveys and 795.5 metres of diamond drilling in 5 holes. Additional diamond drilling completed by our company in 1997 and 1998 amounted to 3,123 metres in 14 holes. Related work included 18 line kilometres of surface magnetic surveys covering two areas of the property, bore hole pulse electromagnetic surveys in four of the 1997-1998 drill holes and preliminary metallurgical test work on drill core composites.

In 2002, we performed ground magnetic and Induced Polarization geophysical surveys over part of the claim area and completed 1,687 metres of diamond drilling in 7 holes. Exploratory work in 2003 included geological mapping and prospecting with bedrock, stream sediment and limited soil sampling and 8,669 metres of diamond drilling in 22 holes, including the deepening of one hole started in 2002. Preliminary metallurgical test work was conducted on composite 2002-2003 core samples.

A comprehensive exploration program in 2004 included a helicopter borne magnetic and electromagnetic survey totalling 1,866 line km, 14 km of ground magnetic and electromagnetic surveys, 1:20,000 scale aerial photography of the entire property, collection of more than 3,000 geochemical soil samples, geological mapping, and 7522 metres of diamond drilling in 49 holes. The approximately 4,000 core samples were analysed for 30 elements including nickel, copper, cobalt, sulphur and often platinum and palladium. Extensive metallurgical test work is still in progress on 2003-2004 composite core samples.

Hard Creek Nickel’s 2005 exploratory program consisted of geological mapping, bedrock and soil sampling, and 7,143 metres of diamond drilling in 37 holes. Various mineralogical, environmental baseline, engineering, metallurgical and analytical studies were also undertaken.

Present Condition of the Property

No mining operations have taken place on the property. Diamond drill casings have been left in place and the locations of the bore holes marked with labelled fence posts. There are approximately 32 km of unpaved roads and trails on the property, constructed from the late 1960’s to the present. Reclamation work has been and will be performed on disused roads.

A camp capable of accommodating approximately 30 people has been constructed, consisting of 17 wall tents, 3 trailers and drill core storage facilities. A 700 meter unpaved air strip is adjacent to the camp. Power is provided by an on-site diesel generator

Our properties are without known reserves and our proposed work program is exploratory in nature.

Mineralization

A number of mineral showings, located during early exploration on the Turnagain property consist of net-textured to semi-massive magmatic pyrrhotite (a common iron sulphide mineral) with minor pentlandite (iron and nickel sulphide mineral) in altered ultramafic rocks. Extensive drilling in the Horsetrail Zone on the Turnagain property during the 2002-2005 period outlined broad zones of disseminated to intercumulus (between silicate grains) sulphide mineralization either in dunite or in wehrlite near dunite-wehrlite contacts.

Within the broad zone of disseminated intercumulus mineralization in the Horsetrail area, the sulphide grains range in size from 0.5mm to 5mm with cuspate contacts against oval olivine grains. Pyrrhotite is the most abundant sulphide but usually encloses conspicuous pentlandite grains, especially in the higher grade intervals. Chalcopyrite (copper-iron sulphide), when present, is usually localized along the margins of the pyrrhotite or as minute veinlets extending away from the sulphide grain. Trace to minor quantities of bornite (another copper-iron sulphide), native copper, valleriite, mackinawite, smythite (complex iron-nickel-cobalt-copper sulphide minerals), and several unnamed Ni-Fe-Cu-Co sulphides have been identified in metallurgical concentrates.

The Horsetrail Zone of the Turnagain property comprises several northwest to west-northwest striking zones of more than 0.25% nickel separated by intervals of lower grade nickel sulphide mineralization. Mineralization is interpreted to dip steeply to the north.

Platinum and palladium mineralization has been intersected in several drill holes in the D.J. Zone, located on the Turnagain property approximately three kilometres northwest of the Horsetrail Zone. Host for the mineralization is usually magnetite-clinopyroxenite within a dominantly hornblendite lithology. Textural and analytical data suggest a location near the roof of the ultramafic intrusion. Platinum and palladium values in drill holes include 2407 parts per billion (parts per billion) Pt+Pd over 2m in hole 04-59, 1645 parts per billion Pt+Pd over 2.15m in hole 04-44, 1530 parts per billion Pt+Pd over 13m in hole 05-88 and 2320 parts per billion Pt+Pd over 2m in Hole 05-101. Preliminary analysis has identified minor arsenic and antimony in association with platinum and palladium, respectively, but it is not clear whether the mineralization is dominantly magmatic or the result of a post-crystallization hydrothermal (involving water rich fluid) event.

Environmental Surveys

Since the timely collection of long lead-time baseline data on the Turnagain property, such as meteorological, hydrological, water quality, and wildlife, is important to the environmental permitting process, we initiated collection of water quality data and wildlife observations in 2003. The program was expanded in 2004 and 2005 to include hydrological measurements on Hard Creek, ground water quality in the Horsetrail Zone on the Turnagain property, and meteorological data (temperature, precipitation, evaporation, wind speed and direction). A preliminary study to determine the presence and species of fish in the Turnagain River and tributaries of Hard Creek was conducted in 2004.

Although the primary purpose of a geochemical soil survey that we conducted in 2003 was to locate mineralization, it also provided information on background levels of 38 elements in the soil, over the ultramafic complex, prior to any significant future surface disturbance. Our collection of water quality, hydrological, meteorological, and wildlife data on the Turnagain property will continue throughout the next twelve months.

Metallurgical Test Work

Metallurgical test work has been an integral part of the Turnagain property exploration programs; primarily to address the feasibility of producing an acceptable nickel sulphide concentrate from low grade mineralization where much of the nickel was unavailable for economic recovery. Between 1998 and 2005, we have taken approximately 33 drill core composite samples and subjected them to a series of preliminary metallurgical studies to establish the process response of the nickel and cobalt, mineralization. Mineral process testing included conventional froth flotation and some scoping work for gravity and magnetic separation techniques. The metallurgical studies were conducted by recognized, independent testing laboratories, including Lakefield Research, of Lakefield, Ontario; Process Research Associates Ltd., of Vancouver, British Columbia; Billiton Process Research, in South Africa; and Cominco Engineering Services Ltd. (CESL), in Vancouver. All test work by Hard Creek Nickel Corp. and predecessor companies was supervised by consulting metallurgist, Frank Wright, P. Eng.

Evaluation of nickel recovery included 12 tests performed on lower grade composite samples. An additional 13 flotation tests that were performed on composite samples. Eight tests were performed on composite samples. Two locked cycle flotation tests were also performed. Based on the results to date, our company will continue to conduct metallurgical test work.

Recommendations and Cost Estimate

The following exploration program for the Turnagain Property has been recommended to our company by Chris Baldys, P. Eng., Neil Froc, P. Eng., and Tony Hitchins, M.Sc. and is in progress for 2006.

•

The Horsetrail Zone on the Turnagain property has been the focus of our drilling for the last several years and hosts the resource estimate. Fill-in and step-out drill hole locations are designed to expand the zone of nickel-cobalt mineralization.The 2004 airborne magnetic-electromagnetic survey located a number of significant, untested conductors near the northwestern and southeastern margins of the ultramafic intrusion. We did not test all of the conductors in 2005. Several smaller, isolated conductors, hosted by either ultramafic rocks or the enclosing phyllite are also of interest, especially when enhanced by nickel or coincident Pt-Pd soil anomalies. Additional drilling is recommended to test the geophysical anomalies. Further bedrock sampling in areas of rock exposure, detailed prospecting, mapping, and channel sampling will enable some prioritizing of drill targets and is also recommended. In areas of deeper overburden, drill testing will be the unequivocal test of buried geophysical anomalies.

•	Further metallurgical testing focusing primarily on grinding, flotation and hydrometallurgical testing is also recommended.

Diamond Drilling – 21,000 metres @ $102.25/metre plus associated costs	$2,513,850
Road construction, drill pads, etc.	$215,,000
Geophysics Surveying	$59,000
Technical Personnel – Senior Geologists, Junior Geologists , Field assistants	$442,000
Field Labor – Core splitters, road slashing, maintenance, etc.	276,500
Analytical costs – drill core, bedrock, soil, duplicate & check samples	$415,200
Miscellaneous Field Supplies	$8,000
Camp costs – cooks, room and board, maintenance, etc.	$329,000
Communications – satellite telephone, facsimile, internet	$30,000
Transportation – scheduled airline service	$55,000
- helicopter support	$232,500
- road transport of supplies	$170,000
Data Management	$274,000
Baseline Environmental and Engineering Studies	$149,000
Metallurgical test work and related studies	$620,000
Contingencies @ 10%	$579,000
Total	$6,368,050

The Lunar Property

The Lunar property consists of eleven mineral cell claims covering an area of 4489.1 hectares located in central northern British Columbia, within the Stikine Ranges of the Omineca Mountains, approximately 160 km south east of the Turnagain Property. The property covers a large mafic-ultramafic complex.

Access to the claims is by helicopter.

British Columbia Geological Survey geologists reported a rock sample assay of 1017 parts per billion platinum in chromite (reported in the Province of British Columbia Ministry of Energy, Mines and Petroleum Resources Open File 1990-12) on the Lunar property. The presence of sulphide was reported , although apparently not investigated for nickel mineralization. Hard Creek geologists have made an initial property visit and an assessment is pending sample analysis.

These claims came into the possession of our company through the process of electronic staking of claims, as described on page 11 of this prospectus under the title “Governmental Regulations.” Cell mineral claims may be kept in good standing by incurring assessment work or by paying cash-in-lieu of assessment work in the amount of CAN$4.00 per hectare per year during the first 3 years following the location of the mineral claims. This amount is increased to CAN$8.00 per hectare in the fourth and succeeding years. Our claims on the Lunar Property expire on March 31, 2007.

Other than the sample assays conducted by government geologists, as noted above, and our removal of 40 rock samples from the property, we are not aware of any previous operations that have taken place on these claims prior to our company acquiring them. The present condition of the property is untouched and without sign of mining activity. We have no plant, equipment or improvements on the claims.

The Lunar property is in the exploration stage, without known reserves and any work program that our company may decide to undertake thereon will be exploratory in nature.

If we conduct a work program on the property, our source of power will likely be on-site diesel power generation.

The Serp Property

The Serp property consists of seven four post mineral claims and two mineral cell claims covering an area of 4175.9 hectares located in the Liard mining district of northern British Columbia approximately 30 km west of our Turnagain properties. The property covers ultramafic rocks and limestone.

Access to the claims is by helicopter.

These claims came into the possession of our company through the staking of four post mineral claims, prior to the introduction of electronic staking in British Columbia, as well as through the process of electronic staking of claims, as described on page 11 of this prospectus under the title “Governmental Regulations.” The mineral claims may be kept in good standing by incurring assessment work or by paying cash-in-lieu of assessment work in the amount of CAN$4.00 per hectare per year during the first 3 years following the location of the mineral claims. This amount is increased to CAN$8.00 per hectare in the fourth and succeeding years. Our Serp claims expire April 8, 2007.

Getty Minerals Canada conducted preliminary exploration in the area in 1985, but reported no significant results (British Columbia Ministry of Energy, Mines and Petroleum Resources Assessment Report 14006) The present condition of the property is untouched and without sign of mining activity. We have no plant, equipment or improvements on the claims. We have gathered 28 silt, 335 soil and 20 rock samples from the property. The soil, silt and 11 of the rock samples have been analyzed for 36 elements, including nickel, copper, platinum, palladium, gold and sulfur. Hard Creek’s exploration in 2004 revealed a malachite and chalcocite-rich copper showing with grab samples reporting up to 3% copper. Nine rock samples taken in 2006 consist of limestone, which will be tested for suitability as a metallurgical reagent.

The Serp property is in the exploration stage, without known reserves and any work program that our company may decide to undertake thereon in the future will be exploratory in nature.

If we conduct a work program on the property, our source of power will likely be on-site diesel power generation.

Item 5           Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2005 and 2004 and the six-month interim periods ended June 30, 2006 and June 30, 2005 should be read in conjunction with our financial statements and related notes included in this registration statement in accordance with “Item 8 – Financial Information”. Our financial statements included in this registration statement were prepared in accordance with United States generally accepted accounting principles.

A.      Operating Results

Our results of operations have been, and may continue to be, affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of prices and interest rates, currency values, commodities prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Factors of a local nature, which include the political, social, financial and economic stability, the availability of capital, technology, workers, engineers and management, geological factors and weather conditions, also affect our results of operations. See “Key Information – Risk Factors”. As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

For the years ended December 31, 2005 and 2004, we did not receive any revenue from our interest in the Turnagain Property.

During the year ended December 31, 2005 we incurred a net loss of $3,332,394 ($0.11 per share) compared to a net loss of $4,648,724 ($0.20 per share) for the year ended December 31, 2004. Our administrative expenses for 2005 were $890,690, down from $1,910,813 the prior year . The total administrative expenses include a non-cash expense intended to recognize the cost of stock options; this amount was $139,799 and $1,002,552 in 2005 and 2004 respectively. Net of this item, our total administrative expenses for 2005 were $750,891, down from $908,261 the prior year. The stock option expense is included with the line items ‘consulting fees’ and ‘general and administrative’. Net of option expense, consulting expenses in 2005 were $136,665 (2004: $141,665) a decrease of $5,000 and general and administrative expenses in 2005 were $512,809 (2004: $495,483) an increase of $17,326 or approximately 3%. Professional fees of $101,417 in 2005 were down significantly from $215,162 the previous year. The decrease in 2005 is attributed to a reduction of legal expenses previously incurred in 2004 associated with the legal action commenced in February against Wolf Wiese, the counterclaim by Quorum in July 2004, and a further counterclaim by the Company against Quorum and Wiese in December 2004. This lawsuit is discussed in more detail in the section of this registration statement entitled “Legal Proceedings”, beginning at page 33. In addition, in 2004 we incurred legal expenses when we were forced to respond to a Notice of Hearing issued by the British Columbia Securities Commission in 2003, which matter was settled in November 2004.

During the year ended December 31, 2005, we incurred exploration expenses of $2,679,212 on the Turnagain property (2004: $2,987,287). Field activity resumed in May 2005, and prior thereto, efforts were focused on mapping, compiling and analyzing data from the 2004 program. Before drilling resumed in July, field crews were prospecting and sampling EM conductors identified in the 2004 air borne E-M survey, and refining the 2005 drill targets. Phase I of the drill program began in early July and ended in mid November, and comprised 18 holes and approximately 3,100 m of drilling. Phase I included testing extensions of the Horsetrail zone, and exploration holes in the Bench zone and the Highland zone. Phase II of the 2005 drill program commenced in late November, comprised 19 holes and 4,048 meters, and was conducted in the Horsetrail zone. Field work is seasonal, and concluded in early November. The most notable results of 2005 came from the Phase II drill program and were released December 13th: a 236 m interception of 0.30% Ni starting 3.1 m from surface, and a 91 m interception of 0.30% Ni starting 4.3 m from surface.

Drilling expenses for the year were $1,104,010 which were down slightly from the $1,180,667 spend in 2004. Geological and geophysical services expenses of $633,739 were incurred during the year and relate to the air-borne survey, ground and down-hole geophysical surveys, and data analysis. Assay and analytical expenses of $268,101 were incurred during the year. Other major components of the 2005 field work include metallurgical testing $105,469, transportation $208,533, and exploration data management $204,842.

Six-Month Period Ended June 30, 2006 Compared to the Six-Month Period Ended June 30, 2005.

During the six months ended June 30, 2006 we incurred a net loss of $2,479,181 ($0.06 per share) compared to a net loss of $1,078,835 ($0.04 per share) for the six month period ended June 30, 2005. The increase in our net loss was primarily due to an increase in our operating activities, which led to higher mineral property exploration costs, consulting fees, professional fees and general and administrative fees.

Consulting fees for the six months ended June 30, 2006 were $217,455, compared to the $114,263 in consulting fees incurred over the same period in the previous year. General and administrative expenses for the six months ended June 30, 2006 were $534,140, which were up $252,662 from the $281,478 in general and administrative expenses incurred over the six months ended June 30, 2005, Professional fees for the six months ended June 30, 2006 were 108,043 compared to 24,887 for the six months ended June 30, 2005. The majority of these increases were primarily due to the increase in stock based compensation and legal fees incurred for the trial against Wolf Wiese pertaining to the lawsuit filed in February 2004.

Stock-based compensation for the six months ended June 30, 2006 were $464,766, up $337,527 over the $127,239 incurred over the same period ending June 30, 2005. The increase in stock-based compensation was the result of our decision to compensate some employees through shares in the common stock of our company.

During the six months ended June 30, 2006 we incurred mineral property exploration costs of $1,635,392, compared to $664,136 for the same period in 2005. This increase of $971,256 is the result of our increase in operating activities, namely drilling, geological services and metallurgy.

B.      Liquidity and Capital Resources

At June 30, 2006 we had working capital of $1,131,723 but no restricted cash (restricted cash is cash raised by the issuance of flow-through common shares and allocated for qualifying exploration expenditures). Accounts payable and accrued liabilities at June 30, 2006 were $715,609. During the first six months of 2006, we raised $1,728,382 in proceeds, net of issue costs, from the issuance of shares.

Our budget for our 2006 exploration program is approximately $6.4 million, and we will need to raise $6 million in order to fund this program and our general administrative expenses. We intend to obtain these funds through further equity issues.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with applicable generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgements and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgements become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our financial statements included in this registration statement.

Going concern

Our financial statements are prepared on the basis that we will continue as a going concern. The going concern basis of presentation assumes we will continue in operation for the foreseeable future, which is a minimum of one year from the balance sheet date, and will be able to realize our assets and settle our liabilities and commitments in the normal course of business. Our ability to continue as a going concern and to realize our assets and discharge our liabilities when due in the normal course of business is dependent upon the existence of economically recoverable mineral reserves and our ability to raise adequate financing from lenders, shareholders and other investors to support such business activities. During the six month period ending June 30, 2006, we raised proceeds, net of issue costs, of $1,728,382 through the issuance of common shares. Management believes that proceeds from this and subsequent financings and the exercise of share purchase warrants will be sufficient for the planned operating and exploration activities during the next twelve months. If expenditures in the next twelve months exceed planned levels and we are not able to obtain financing, we will be required to curtail operations and exploration activities. The financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should we be unable to continue as a going concern.

Stock based compensation

Effective January 1, 2003, we adopted a new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”) regarding stock-based compensation and other stock-based payments. This standard requires that all stock based awards made to employees and non-employees be measured and recognized using a fair value based method.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, resource property carrying values, useful lives for depreciation and amortization, determination of fair value for stock based transactions and allocations of certain administration costs shared by a related group. Financial results as determined by actual events could differ from those estimates.

Foreign Currency

Substantially all of our operations are conducted in Canadian dollars.

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks.

We do not have any derivative instruments which are subject to the requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets and the economy, it could adversely affect our financial position and profitability.

C.      Research and Development, Patents and Licenses, etc.

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, we have not expended any material amounts on research or development.

D.      Trend Information

Our business is the exploration for and development of nickel mineral deposit, so the commodity price of nickel has a direct impact on our revenue prospects and our ability to raise capital. Although there is no assurance that this trend will continue, management is optimistic that the current price level will continue for the foreseeable future.

E.      Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

F.      Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations and commitments as of December 31, 2005 that will require significant cash outlays in the future.

Item 6           Directors, Senior Management and Employees

A.      Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Mark Jarvis Director and Chief Executive Officer Age: 51

Mr. Jarvis has been a director of our company and our Chief Executive Officer since January of 2004. As director, Mr. Jarvis is responsible for the management and supervision of our board of directors and of the affairs and business of our company. As Chief Executive Officer, Mr. Jarvis is responsible for the development of our strategic direction and the management and supervision of our overall business.

George Sookochoff Director Age: 55	Mr. Sookochoff has been a director of our company since November of 2003. As a non- executive director, Mr. Sookochoff is responsible for the corporate governance of our company.
Frank Wright Director Age: 50	Mr. Wright has been a director of our company since November of 2003. As a non-executive director, Mr. Wright is responsible for the corporate governance of our company.
Lyle Davis Director Age: 51

Mr. Davis was a director of our company in November of 2003 for a short period of time. He was later elected again as a director of our company in June of 2004. As a non-executive director, Mr. Davis is responsible for the corporate governance of our company.

Brian Fiddler Controller and Chief Financial Officer Age: 44

Mr. Fiddler has served as our controller and Chief Financial Officer since January of 2003. As Controller and Chief Financial Officer, Mr. Fiddler is responsible for the financial and corporate management and supervision of the affairs and business of our company.

Tony Hitchins Chief Operating Officer Age: 59

Mr. Hitchins was appointed as Chief Operating Officer on January 7, 2005. As our Chief Operating Officer, Mr. Hitchins is responsible for the project management, field management and logging core, supervision of exploration on the Turnagain Nickel Project, hiring field staff and maintaining claims in good standing.

Name Office Held Age	Area of Experience and Functions in Our Company
Neil Froc Executive Vice President Age: 45

Mr. Froc was appointed as our executive vice president in June 2006. As Executive Vice President, Mr. Froc is responsible for responsible for the management of engineering and technical studies including infrastructure and socio-economic project development.

Leslie Young Corporate Secretary Age: 47

Ms. Young was appointed as our corporate secretary in June of 2004. As Corporate Secretary, Ms. Young is responsible for the internal accounting and record keeping, general administration, and making all necessary filings and financial reporting for our company.

Mark Jarvis – Director and Chief Executive Officer

Mr. Jarvis has considerable experience in the financing and operations of public companies, primarily in exploration and production of mining and oil and gas projects. After a career in financing exploration projects as a stockbroker, Mr. Jarvis moved to the corporate side of the business by joining the Board of Ultra Petroleum, at the time a small oil and gas exploration and development company, in 1996. As Director responsible for Corporate Finance, he raised the equity capital necessary for proof of concept and to establish enough production to leverage further growth through debt financing. Ultra Petroleum has grown through the drill bit from a market capitalization of U.S. $10 million to its current capitalization of more than U.S. $3 billion. Mr. Jarvis is also a former President of Gemini Energy Corp., another successful oil and gas company. Mr. Jarvis has held the position of CEO and President of Hard Creek Nickel Corporation since January 7th 2004. During his tenure he has taken control of management, reorganized the Board and significantly advanced our Turnagain project by focusing our company on best practice in exploration techniques.

George Sookochoff – Director

Mr. Sookochoff has been a director of our company since November of 2003. Mr. Sookochoff is a graduate of the University of British Columbia. He is responsible for computer systems management providing Graphical Information Systems (GIS). Mr. Sookochoff has been providing GIS and exploration data management services to mining companies since 1983.

Frank Wright – Director

Mr. Wright has been a director of our company since November of 2003. Mr. Wright is a consulting professional engineer with experience in project management, design and supervision of laboratory and pilot plant mineral testing programs, environmental assessment, process flow sheet development and economic evaluation. His background includes experience on precious and base metal projects worldwide, but focused in British Columbia. He has been involved with a variety of major studies for metallurgical programs, including pioneering work with bacterial leaching of minerals leading to patent filings. Mr. Wright has 20 years of process consulting experience serving junior and major mining firms that has included employment with Bacon Donaldson Associates Ltd. and Process Research Associates Ltd.

Lyle Davis – Director

Mr. Davis was a director of our company in November of 2003 for a short period of time. He was later elected again as a director of our company in June of 2004. Mr. Davis previously worked in the corporate finance practices of Ernst & Young, an accountancy firm, and in a similar capacity at C.M. Oliver, a brokerage firm. Before that, Mr. Davis was with the Vancouver Stock Exchange where he was responsible for trading operations during the transition from floor based to screen based trading, prior to which he was a senior member of the VSE’s corporate finance division.

Brian Fiddler – Chief Financial Officer

Mr. Fiddler has served as our controller and Chief Financial Officer since January of 2003. Before joining our company, Mr. Fiddler had been involved in providing financial consulting services to private and public companies in Canada, U.S.A., Hong Kong and China since 1992. His business experience includes mining, oil and gas, technology, health/nutrition and environmental products as well as assisting public companies in raising investment capital. He has been a member of the Certified General Accountants’ Association of British Columbia and the Certified General Accountants’ Association of Canada since 1992.

Tony Hitchins – Chief Operating Officer

Mr. Hitchins has been an officer of our company since January 2005. Before joining our company, Mr. Hitchins was a geologist with International Taurus Resources and a district manager for Cyprus Gold in Australia. He attended University of Toronto and has M.Sc. and BA Sc degrees.

Neil Froc – Executive Vice President

Mr. Froc has been an officer of our company since June 2006 and has provided engineering services to the company for two years prior to this time. He is an engineering graduate from the University of Saskatchewan. Mr. Froc has been involved in various aspects of geological engineering and resource development in British Columbia since 1979.

Leslie Young – Corporate Secretary

Ms. Young was appointed as our corporate secretary in June of 2004. Ms. Young has previous experience working in brokerage firms, beginning with C.M. Oliver. She has had experience in operations and executive administration.

There are no family relationships between any of our executive officers or directors of our company. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer.

B.      Compensation

During the fiscal year ended December 31, 2004 the aggregate remuneration paid to directors in their capacity as directors of our company was $NIL. Management fees totalling $77,000 were paid to our directors and officers. Geological and consulting fees totalling $161,145 in cash, together with $774,938 worth of our securities were paid to directors and officers.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2005 to our chief executive officer and to our next four most highly paid executive officers who received a combined salary and bonus during such period in excess of $100,000 (collectively, with the chief executive officer, the “Named Executive”):

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation(1)			Long Term Compensation		All other Compen- sation
		Salary	Bonus	Other Annual Compen- sation(2)	Securities Under Options/ SARs Granted	Shares or units subject to resale restrictions.
Mark Jarvis CEO and Director(3)	2005 2004	Nil Nil	Nil Nil	Nil Nil	Nil 800,000	Nil Nil	Nil Nil
Anthony Hitchins COO (4)	2005 2004	$120,000 $120,000	$12,000 $10,000	Nil Nil	75,000 125,000	Nil Nil	Nil
Brian Fiddler CFO (5)	2005 2004	$ 42,000 $ 42,000	Nil Nil	Nil Nil	50,000 50,000	Nil Nil	Nil Nil

(1)	On a cash basis, unless otherwise stated..
(2)

The value of perquisites and other personal benefits, securities and property for the Named Executives that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

(3)	Mark Jarvis was appointed as Chief Executive Officer and President of our company on January 9, 2004.
(4)	Anthony Hitchins was appointed as Chief Operating Officer of our company on January 7, 2005
(5)	Brian Fiddler has served as Chief Financial Officer of our company since January 2003.

C.      Board Practices

The election and retirement of directors are provided for in our Articles. An election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. A director shall retain office only until the election of his successor. The number of directors to be elected at such meeting shall be the number of directors then in office unless the directors or the shareholders otherwise determine. The election shall be by ordinary resolution of shareholders. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

Our Articles also permit the directors to add additional directors to the board between annual general meetings so long as the number appointed does not exceed more than one-third of the number of directors elected at the last annual general meeting. Individuals appointed as directors to fill casual vacancies created on the board or added as additional directors hold office like any other director until the next annual general meeting at which time they may be re-elected or replaced.

The members of our company’s audit committee include Frank Wright, George Sookochoff and Brian Fiddler. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting, if applicable, and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

We currently do not have a remuneration or compensation committee.

D.      Employees

As of November 16, 2006, we have four employees, including three of our officers. We do not have any relationship with any labor unions.

E.      Share Ownership

There were 46,292,676 Common Shares issued and outstanding as of November 16, 2006. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following Common Shares as of November 16, 2006:

Name	Number of Common Shares Beneficially Owned as of November 16, 2006	Percentage(1)
Mark Jarvis	5,330,756(2)	9.46%
George Sookochoff	290,500(3)	0.52%
Frank Wright	333,000(4)	0.59%
Lyle Davis	280,000(5)	0.50%
Anthony Hitchins	333,750(6)	0.59%
Brian Fiddler	237,768(7)	0.42%
Leslie Young	154,000(8)	0.27%
Neil Froc	300,000(9)	0.53%

(1)

Based on 46,292,676 Common Shares issued and outstanding as at November 16, 2006, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of November 16, 2006.

(2)	Includes stock options and warrants to purchase up to 1,787,500 of our Common Shares at exercise prices ranging from $.50 - $1.00 per share expiring up to January 16, 2011.
(3)	Includes stock options and warrants to purchase up to 257,500 of our Common Shares at exercise prices ranging from $.35 - $1.00 per share expiring up to January 16, 2011.
(4)	Includes stock options and warrants to purchase up to 260,000 of our Common Shares at exercise prices ranging from $.40 - $1.00 per share expiring up to January 16, 2011.
(5)	Includes stock options and warrants to purchase up to 250,000 of our Common Shares at exercise prices ranging from $.54 - $1.00 per share expiring up to January 11,2011.

(6)	Includes stock options and warrants to purchase up to 300,000 of our Common Shares at exercise prices ranging from $.40 - $1.00 per share expiring January 16, 2011.
(7)	Includes stock options and warrants to purchase up to 155,000 of our Common Shares at exercise prices ranging from $.35 - $.75per share expiring January 16, 2011.
(8)	Includes stock options and warrants to purchase up to 150,000 of our Common Shares at exercise prices ranging from $0.60 - $1.00 per share expiring January 16, 2011.
(9)	Includes stock options and warrants to purchase up to 300,000 of our Common Shares at exercise prices ranging from $0.60 - $.80 per share expiring June 16, 2011.

The voting rights attached to the Common Shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

Stock Option Plan

We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is equal to 10% of the number of common shares outstanding from time to time on a non-diluted basis. Each option upon its exercise entitles the grantee to one Common Share. The exercise price of Common Shares subject to an option will be determined by the board of directors at the time of grant and will be not less than the discounted market price of the Common Shares at the date of grant, as determined under the policies of the TSX Venture Exchange. Options may be granted under our stock option plan for an exercise period of up to five ten years from the date of grant of the option or such lesser periods as may be determined by our board of directors.

During the fiscal year ended December 31, 2005 and the six months ended June 30, 2006, we granted the following stock options to our directors and officers:

Name	Number of Options	Exercise Price	Expiry Date
Mark Jarvis	1,200,000	$.60 – 1.00	January 16, 2011
Frank Wright	250,000	$.40 – 1.00	January 16, 2011
George Sookochoff	250,000	$.35 – 1.00	January 16, 2011
Lyle Davis	250,000	$.60 – 1.00	January 16, 2011
Anthony Hitchins	300,000	$.40 – 1.00	January 16, 2011
Brian Fiddler	150,000	$.35 – .75	January 16, 2011
Leslie Young	150,000	$.60 - $1.00	January 16, 2011
Neil Froc	300,000	$.60 - $1.00	June 16, 2011

Item 7           Major Shareholders and Related Party Transactions

A.      Major Shareholders

The following table sets forth, as of November 16, 2006, the only person known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Mark Jarvis	5,330,756(2)	9.46%

(1)

Based on 46,292,676 Common Shares issued and outstanding as at November 16, 2006, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of November 16, 2006.

(2)	Includes stock options and warrants to purchase up to 1,787,500 of our Common Shares at exercise prices ranging from $0.50 – 1.00 per share expiring January 16, 2011.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

As at November 16, 2006, the registrar and transfer agent for our company reported that there were 46,292,676 common shares of our company issued and outstanding. Of these, 39,419,634 were registered to Canadian residents (17 shareholders), 1,762,908 were registered to residents of the United States (6 shareholders) and 43,193 were registered to residents of other foreign countries (23 shareholders).

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.      Related Party Transactions

Other than as disclosed below, to the best of our knowledge, there have been no material transactions since formation of our company to which we were or are a party and in which any of our directors or officers, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in our voting power that gives it significant influence over us, has or will have a direct or indirect material interest nor were any of our directors or officers, any relatives or spouses of such directors or officers, or any individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, indebted to us during this period.

	Six Months Ended June 30, 2006	Year Ended December 31,
		2005	2004	2003
Frank Wright – Exploration Expenditures	$33,660	$34,783	$20,195	$1,845
George Sookochoff – Exploration Expenditures	$58,110	$112,645	$79,150	$4,100
Anthony Hitchins – Exploration Expenditures	$60,000	$120,000	$NIL	$NIL
Neil Froc – Exploration Expenditures	$11,364	$NIL	$NIL	$NIL
Neil Froc – Consulting Fees	$4,429	$NIL	$NIL	$NIL
Lyle Davis – Consulting Fees	$1,650	$2,800	$6,300	$NIL
Brian Fiddler – Management fees	$21,000	$42,000	$42,000	$38,238
Leslie Young – Management fees	$21,000	$42,000	$35,000	$NIL

C.      Interests of Experts and Counsel

None of the named experts or counsellors employed on a contingent basis owns shares in our company or our subsidiary or has a material, direct or indirect economic interest in our company or that depends on the offering.

Item 8           Financial Information

A.      Financial Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with accounting principles generally accepted in the United States of America.

Financial Statements filed as part of this registration statement:

Financial Statements of Hard Creek Nickel Corporation for the years ended December 31, 2005 and 2004 reported on by Dale Matheson Carr-Hilton LaBonte, Chartered Accountants.

Auditor’s Report of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants dated June 16, 2006

Consolidated Balance Sheets as at December 31, 2005 and 2004

Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003

Consolidated Statement of Stockholders’ Equity from inception January 17, 1983 to December 31, 2005

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003

Notes to Consolidated Financial Statements

Financial Statements of Hard Creek Nickel Corporation for the period ended June 30, 2006 (unaudited -prepared by Management).

Consolidated Balance Sheets as at June 30, 2006

Consolidated Statement of Operations for the six months ended June 30, 2006

Consolidated Statement of Cash Flows for the six months ended June 30, 2006

Notes to Consolidated Financial Statements

Legal Proceedings

Other than as disclosed below, as of November 16, 2006, there are no legal proceedings to which our company is a party and, to our knowledge, no such proceedings are pending:

(1)

In October of 2003, the British Columbia Securities Commission (the “BCSC”) issued a Notice of Hearing against us and three individuals who were our directors at the time. The primary allegation by the BCSC was with respect to violation of National Instrument 43-101, Standards of Disclosure for Mineral Projects, and certain violations in securities issuances. We settled the allegations made by the BCSC in November of 2004. In the settlement, we agreed to comply with the British Columbia Securities Act and Regulations and to pay a fine of $20,000 representing a portion of the cost of the investigation.

(2)

In February 2004, we filed an action in the Supreme Court of British Columbia against Mr. Wolf Wiese, a former consultant to our company. The action sought the transfer to our company of claims neighbouring the Turnagain property, which were staked in the name of Mr. Wiese. We believe that these claims should have been staked in the name of the Company. On July 10, 2006 the Supreme Court of British Columbia ordered that the claims be transferred back to our company. The transfer of ownership has not been completed to date. Mr. Wiese has subsequently filed a Notice of Appeal of the Order.

(3)

In July of 2004, each of Quorum Capital Corp. and Stewart Jackson, a former President and director of our company, filed a countersuit against us with respect to our action against Mr. Wiese. We have filed our defence to the respective countersuits and asserted counterclaims against Quorum Capital Corp. and Stewart Jackson claiming they have improperly received monies and securities from our company and also claiming for damages. We are currently unable to determine the potential outcome of the action and the countersuits.

Dividend Distributions

Our company has not paid our shareholders any dividends since our inception to date. Any future payment of dividends or distributions will be determined by the board of directors of our company on the basis of our company’s earnings, financial requirements and other relevant factors. Successful operation of our business is subject to a number of risks and uncertainties, including those described under the heading “Risk Factors.”

B.      Significant Changes

The management of our company is not aware of any significant changes since the date of our most recent interim financial statements.

Item 9           The Offer and Listing

A.      Offer and Listing Details

Price History

Full Financial Years (five most recent financial years)

The annual high and low market prices for the five most recent full financial years (years ended December 31, 2000 through to December 31, 2004) on the TSX Venture Exchange (formerly the Canadian Venture Exchange) were as follows:

Year/Period Ended	High	Low
December 31, 2001	$0.80	$0.20
December 31, 2002	$0.42	$0.14
December 31, 2003	$0.51	$0.31
December 31, 2004	$0.85	$0.43
December 31, 2005	$0.58	$0.36

Full Financial Quarters (two most recent financial years)

The high and low market prices for each full financial quarter for the two most recent full fiscal years, and for subsequent financial quarters, on the TSX Venture Exchange were as follows:

Quarter Ended	High	Low
March 31, 2004	$0.85	$0.47
June 30, 2004	$0.80	$0.56
November 30, 2004	$0.61	$0.48
December 31, 2004	$0.55	$0.43
March 31, 2005	$0.52	$0.37
June 30, 2005	$0.47	$0.39
November 30, 2005	$0.46	$0.38
December 31, 2005	$0.58	$0.37
March 31, 2006	$0.98	$0.55
June 30, 2006	$0.89	$0.62

Most Recent 6 Months

The high and low market prices for each of the most recent six months on the TSX Venture Exchange were as follows:

Month Ended	High	Low
May, 2006	$0.77	$0.60
June, 2006	$0.84	$0.62
July, 2006	$0.79	$0.68
August, 2006	$0.79	$0.68
September, 2006	$0.79	$0.66
October, 2006	$0.79	$0.70

B.      Markets

Our common shares trade on the TSX Venture Exchange. Our symbol is “HNC” and our CUSIP number is 411637.

Item 10           Additional Information

A.      Share Capital

As at June 30, 2006 and as of November 16, 2006 we are authorized to issue an unlimited number of Common Shares without par value and an unlimited number of Class A Preference Shares without par value. As at June 30, 2006 we had 40,884,124 common shares issued and outstanding and no Class A Preference Shares issued and outstanding. As at November 16, 2006 we had 46,272,676 common shares issued and outstanding and no Class A Preference Shares issued and outstanding.

On January 1, 2005 we had 28,310,394 common shares issued and outstanding. During the year ended December 31, 2005 we issued a total of 9,365,100 common shares so that we had 37,675,494 common shares issued and outstanding as at December 31, 2005. During the six months ended June 30, 2006 we issued a total of 3,208,630 so that we had 40,884,124 common shares issued and outstanding.

We do not own any shares of our company.

As at December 31, 2005 we had 9,791,051 warrants outstanding as follows:

Type	Amount	Exercise Price	Expiration Date
Warrants	2,675,000	$0.54	February 19, 2006
Warrants	675,000	$0.70	February 28, 2006
Warrants	158,333	$0.70	March 15, 2006
Warrants	30,000	$0.70	March 28, 2006
Warrants	1,050,000	$0.90	May 26, 2006
Warrants	646,533	$0.50	August 4, 2006
Warrants	42,500	$0.50	August 9, 2006
Warrants	248,750	$0.50	August 31, 2006
Warrants	350,000	$0.50	October 24, 2006
Warrants	113,333	$0.50	November 25, 2006
Warrants	1,019,936	$0.50	December 2, 2006
Warrants	1,100,000	$0.45	December 2, 2006

Type	Amount	Exercise Price	Expiration Date
Warrants	66,666	$0.50	December 5, 2006
Warrants	275,000	$0.45	December 7, 2006
Warrants	1,340,000	$0.42	August 9, 2007

As at December 31, 2005 we had 2,385,000 options, each for the purchase of one share of our common stock, outstanding as follows:

Type	Amount	Exercise Price	Expiration Date
Options	50,000	$0.35	October 1, 2008
Options	90,000	$0.35	November 3, 2008
Options	64,000	$0.40	December 4, 2008
Options	36,000	$0.40	December 11, 2008
Options	60,000	$0.40	January 7, 2009
Options	620,000	$0.60	January 23, 2009
Options	505,000	$1.00	January 23, 2009
Options	200,000	$0.60	February 27, 2009
Options	25,000	$1.00	February 27, 2009
Options	75,000	$0.60	June 11, 2009
Options	75,000	$1.00	June 11, 2009
Options	10,000	$0.60	June 30, 2009
Options	25,000	$0.60	August 24, 2009
Options	115,000	$0.60	November 24, 2009
Options	260,000	$1.00	January 7, 2010
Options	75,000	$0.60	May 10, 2010
Options	25,000	$0.60	June 9, 2010
Options	25,000	$0.60	July 25, 2010
Options	50,000	$0.60	December 1, 2010

As at November 16, 2006 we had 6,304,355 warrants outstanding as follows :

Type	Amount	Exercise Price	Expiration Date
Warrants	113,333	$0.50	November 25, 2006
Warrants	1,019,936	$0.50	December 2, 2006
Warrants	1,100,000	$0.45	December 2, 2006
Warrants	66,666	$0.50	December 5, 2006
Warrants	275,000	$0.45	December 7, 2006
Warrants	1,190,000	$0.42	August 9, 2007
Warrants	118,417	$1.00	August 24, 2007
Warrants	556,002	$1.00	August 28, 2007

Type	Amount	Exercise Price	Expiration Date
Warrants	430,001	$1.00	October 6, 2007
Warrants	1,435,000	$1.00	October 25, 2007

As at November 16, 2006 we had 3,745,000 options, each for the purchase of one share of our common stock, outstanding as follows :

Type	Amount	Exercise Price	Expiration Date
Options	50,000	$0.35	October 1, 2008
Options	90,000	$0.35	November 3, 2008
Options	64,000	$0.40	December 4, 2008
Options	36,000	$0.40	December 11, 2008
Options	30,000	$0.40	January 7, 2009
Options	620,000	$0.60	January 23, 2009
Options	505,000	$1.00	January 23, 2009
Options	200,000	$0.60	February 27, 2009
Options	25,000	$1.00	February 27, 2009
Options	75,000	$0.60	June 11, 2009
Options	75,000	$1.00	June 11, 2009
Options	25,000	$0.60	August 24, 2009
Options	100,000	$0.60	November 24, 2009
Options	260,000	$1.00	January 7, 2010
Options	50,000	$0.60	May 10, 2010
Options	25,000	$0.60	June 9, 2010
Options	50,000	$0.60	December 1, 2010
Options	980,000	$0.75	January 16, 2011
Options	25,000	$0.75	January 18, 2011
Options	200,000	$0.75	June 7, 2011
Options	150,000	$0.80	June 16, 2011
Options	100,000	$0.80	September 13, 2008
Options	10,000	$0.80	September 21, 2011

The following table sets forth the history of share issuances during the past three financial years.

Balance as at December 31, 2002	8,103,098
Common Shares issued for cash proceeds (i)	8,137,892
Warrants converted to Common Shares (ii)	788,199
Options converted to Common Shares (ii)	361,000

Balance as at December 31, 2003	17,390,189
Common Shares issued for cash proceeds (iii)	7,482,916
Warrants converted to Common Shares (iv)	2,501,289
Options converted to Common Shares (iv)	936,000
Balance as at December 31, 2004	28,310,394
Common Shares issued for cash proceeds (v)	6,949,947
Warrants converted to Common Shares (vi)	2,360,153
Options converted to Common Shares (vi)	55,000
Balance as at December 31, 2005	37,675,494

(i)	During the year ended December 31, 2003, we issued by private placement, 8,137,892 Common Shares for cash proceeds of $2,914,620.

(ii)	The Company issued 1,149,199 Common Shares for the exercise of 788,199 share purchase warrants and 361,000 stock options for cash proceeds of $328,678.

(iii)	During the year ended December 31, 2004, we issued by private placement, 7,482,916 Common Shares for cash proceeds of $3,822,089

(iv)	The Company issued 3,437,289 Common Shares for the exercise of 2,501,289 share purchase warrants and 936,000 stock options for cash proceeds of $1,112,246.

(v)	During the year ended December 31, 2005, we issued by private placement, 6,949,947 Common Shares for cash proceeds of $2,744,627.

(vi)	The Company issued 2,415,153 Common Shares for the exercise of 2,360,153 share purchase warrants and 55,000 stock options for cash proceeds of $1,057,385.

(vii)	During the period ending June 30, 2006, the Company issued 3,208,630 Common Shares for the exercise of 3,153,630 share purchase warrants and 55,000 stock options for cash proceeds of $1,728,382.

B.      Articles of Incorporation and By-laws

Incorporation

We were incorporated under the Company Act (British Columbia) on January 17, 1983. The Company Act (British Columbia) was repealed on March 29, 2004 when the Business Corporations Act (British Columbia) came into force. Accordingly, on June 15, we filed a transition application under the Business Corporations Act (British Columbia) and received the incorporation number 259067. We filed our Notice of Articles, which replaced our Memorandum of Incorporation, with the Registrar of Companies of British Columbia together with our transition application. A copy of our Notice of Articles may be obtained from the Registrar of Companies of British Columbia or from our corporate solicitors, Clark Wilson LLP, Suite 800 – 885 West Georgia Street, Vancouver, B.C. V6C 3H1. On June 25, 2004, we adopted our current Articles of Incorporation and a copy of which may be obtained from our corporate solicitors, Clark Wilson LLP, Suite 800 – 885 West Georgia Street, Vancouver, B.C. V6C 3H1.

Objects and Purposes of the Company

Our Notice of Articles and Articles of Incorporation place no restrictions upon our objects and purposes.

Directors’ Powers

Our Articles of Incorporation do not contain any special provision with respect to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested. Such power of directors will be exercised by our directors in accordance with Sections 147 to 153 of the Business Corporations Act (British Columbia), which provides in part that a director who is a party to, or who is also a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with us shall disclose the nature and extent of his interest at the time and in the manner provided by the Business Corporations Act (British Columbia). The Business Corporations Act (British Columbia) also provides that any such contract or proposed contract shall be referred to the board or shareholders for approval and a director whose interest in a contract is so referred to the board shall not vote on any resolution to approve the same.

Section 10.6 of our Articles of Incorporation provides that the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. No independent quorum is required when the board is making decisions on directors’ remuneration.

Section 6.1 of our Articles of Incorporation provides that our directors may from time to time on behalf of the Company:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate,

(b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person,

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

(d)	mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

Qualifications of Directors

Section 10.4 of our Articles of Incorporation provides that a director is not required to hold a share in the capital of our Company as qualification for his or her office but must be qualified as required by the Business Corporations Act (British Columbia) to become, act or continue to act as a director.

There is no provision in our Notice of Articles or Articles of Incorporation imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Share Rights

Our authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Class A Preference Shares without par value. Each of our Common Shares entitles the holder thereof to notice and to attend and to cast 1 vote for each matter to be decided at a general meeting of our company. Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Class A Preference Shares by the directors, holders of Class A Preference Shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of our company. Subject to any special rights as may be attached to any series of the Class A

Preference Shares by the directors, holders of our Common Shares are entitled to dividends as the directors may from time to time declare and authorize when the directors consider appropriate.

Our Class A Preference Shares may be issued in one or more series and, subject to the Business Corporations Act (British Columbia), the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of our Company, as the case may be, to do one or more of the following:

(a)	determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b)	create an identifying name for the shares of that series, or alter any such identifying name; and

(c)	attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

The holders of our Class A Preference Shares will be entitled, on the liquidation or dissolution of our company, whether voluntary or involuntary, or on any other distribution of our assets among our shareholders for the purpose of winding up our affairs, to receive, before any distribution is made to the holders of Common Shares or any other shares ranking junior to the Class A Preference Shares with respect to the repayment of capital on the liquidation or dissolution of our company, whether voluntary or involuntary, or on any other distribution of our assets among our shareholders for the purpose of winding up our affairs, the amount paid up with respect to each Class A Preference Share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of the Class A Preference Shares of the amounts so payable to them, they will not, as such, be entitled to share in any further distribution of the property or assets of our company, except as specifically provided in the special rights and restrictions attached to any particular series.

Our issued shares are not subject to call or assessment rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

Procedures to Change the Rights of Shareholders

Our Articles of Incorporation do not contain any special provision with respect to actions necessary to change the rights of our shareholders. The rights of our shareholders may be changed by altering our Notice of Articles and Articles of Incorporation in accordance with procedures set out in Sections 256 to 265 of the Business Corporations Act (British Columbia).

Meetings

Section 7.1 of our Articles of Incorporation provides that, unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the Business Corporations Act, we must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

According to Section 7.4 of our Articles of Incorporation, notice of the time and place of each meeting of shareholders shall be given not less than 21 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of the shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and re-appointment of incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall attach to it a copy of the document to be considered, approved, ratified, adopted or authorized at the meeting or state that a copy of the document will be available for inspection by the shareholders at the company’s records office or such other reasonably accessible location in British Columbia. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

Limitations on Ownership of Securities

There are no limitations on the right to own securities of our company by non-resident or foreign shareholders imposed either by the Business Corporations Act (British Columbia), our Notice of Articles or Articles of Incorporation.

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Except as provided in the Investment Canada Act (Canada), there are no limitations under the applicable laws of Canada or by our charter or our other constituent documents on the right of foreigners to hold or vote common shares or other securities of our company.

The Investment Canada Act (Canada) will prohibit implementation, or if necessary, require divestiture of an investment deemed “reviewable” under the Investment Canada Act (Canada) by an investor that is not a “Canadian” as defined in the Investment Canada Act (Canada) (a “non-Canadian”), unless after review the Minister responsible for the Investment Canada Act (Canada) (“the Minister”) is satisfied that the “reviewable” investment is likely to be of net benefit to Canada. An investment in our Common Shares by a non-Canadian, who is not a resident of a World Trade Organization member, would be reviewable under the Investment Canada Act (Canada) if it was an investment to acquire control of our company and the value of the assets of our company was CAN$5 million or more. An investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our company and the value of the assets of our company was equal to or greater than a specified amount (the “Review Threshold”), which is published by the Minister after its determination for any particular year. The Review Threshold is currently CAN$237 million for the year 2004. It is expected that in January of 2005, the Minister will determine the amount of the threshold for review for WTO Investors to be CAN$250 million for the year 2005.

A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act (Canada) if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding common shares) unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act (Canada), including, among others, the following:

1. acquisition of common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

2. acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act (Canada); and

3. acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our company, through the ownership of voting interests, remains unchanged.

Change in Control

There are no provisions in our articles or our bylaws that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

The Business Corporations Act (British Columbia) does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of our company. Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower our board of directors to adopt such provisions.

Ownership Threshold

There are no provisions in our articles or our bylaws or in the Business Corporations Act (British Columbia) governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires us to disclose, in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require us to disclose, in our Registration Statement on Form 20-F, holders who own more than 5% of our issued and outstanding shares.

Changes in the Capital of the Company

There are no conditions imposed by our articles or our bylaws which are more stringent than those required by the Business Corporations Act (British Columbia).

C.      Material Contracts

With the exception of the contracts listed below, we have not entered into any material contracts during the last twenty-four months.

1.	Surface Drilling contract between Hard Creek Nickel Corporation and DJ Drilling (2004) Ltd dated April 5, 2006.;

2.	Consulting Agreement between Hard Creek Nickel Corporation and JA Chapman Mining Services dated November 18, 2005;

3.	Investor Relations Agreement between Hard Creek Nickel Corporation and Martin E. Janis & Company, Inc. dated July 15, 2006;

4.	Financial Advisory Services Agreement between Hard Creek Nickel Corporation and The Balloch Group dated May 29, 2006; and

5	Services Agreement between Hard Creek Nickel Corporation and T1 Solutions Corp. dated July 14, 2006.

D.      Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

E.      Taxation

Canadian Federal Income Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm’s length with our company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our company in connection with carrying on a business in Canada (a “non-resident holder”). It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the Income Tax Act (Canada) (the “ITA”) and regulations thereunder. Investors should be aware that the Canadian federal income tax consequences applicable to holders of our common shares will change if, for any reason, we cease to be listed on a prescribed stock exchange. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owing and disposing of our common shares should we cease to be listed on a prescribed stock exchange.

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”) as at the date of the registration statement and the currently publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency (the “CCRA”). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

This summary does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our company.

Dividends

The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as our company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend of deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of a company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. We would be required to withhold any such tax from the dividend and remit the tax directly to CCRA for the account of the investor.

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a)

if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(b)	the holder is a U.S. LLC which is not subject to tax in the U.S.

The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of one of our shares unless the share represents “taxable Canadian property” to the holder thereof. Our common shares will be considered taxable Canadian property to a non-resident holder only if-.

(a)	the non-resident holder;

(b)	persons with whom the non-resident holder did not deal at arm’s length- or

(c)	the non-resident holder and persons with whom he did not deal at arm’s length,

owned not less than 25% of the issued shares of any class or series of our company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

(a)	the value of such shares is derived principally from real property (including resource property) situated in Canada,

(b)

the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be a resident of Canada,

(c)

they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or bad in Canada within the 12 months preceding the disposition, or

(d)	the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer’s capital gain (or capital loss) from a disposition is the amount by which the taxpayer’s proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer’s adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the “taxable capital gain” is equal to one-half of the capital gain.

United States Federal Income Taxation

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See “Canadian Federal Income Tax Consequences” above.)

The following discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

The discussion below does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as, dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders. Purchasers of the common stock should therefore satisfy themselves as to the overall tax consequences of their ownership of the common stock, including the State, local and foreign tax consequences thereof (which are not reviewed herein), and should consult their own tax advisors with respect to their particular circumstances.

U.S. Holders

As used herein, a “U.S. Holder” includes a beneficial holder of common shares of our company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of our company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividend Distribution on Shares of our Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of our company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder’s United States Federal taxable income. See “Foreign Tax Credit” below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of the shareholder’s basis in the common shares of our company and thereafter as gain from the sale or exchange of the common shares of our company. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income” and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of our voting stock is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to dividends received or Subpart F income received from us. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

If a “U.S. Holder” is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a “collapsible corporation” within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of “collapsible corporation”). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in our common shares. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (U.S.)$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

A “collapsible corporation” is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for noncapital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant. Our management is of the opinion that there is little, if not, any likelihood that we will be deemed a “Foreign Personal Holding Company”, a “Foreign Investment Company” or a “Controlled Foreign Corporation” (each as defined below) under current and anticipated conditions.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares in our capital would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company (“PFIC”) is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only.

As a PFIC, each U.S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund (“QEF”), as defined in the Code, (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder’s taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is an individual, such an interest charge would be not deductible.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a “Pedigreed QEF Election”), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then the U.S. Holder may make an “Unpedigreed QEF Election” by recognizing as an “excess distribution” (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation (“CFC”), the Holder’s pro rata share of the corporation’s earnings and profits (Deemed Dividend Election) (But see “Elimination of Overlap Between Subpart F Rules and PFIC Provisions”). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain “excess distributions”, as specially defined, by our company. An “excess distribution” is any current-year distribution in respect of PFIC stock that represents a rateable portion of the total distributions in respect of the stock during the year that exceed 125 percent of the average amount of distributions in respect of the stock during the three preceding years.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder’s holding period and beginning after January, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as “excess distributions” are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which we are a PFIC and the U.S. Holder holds our shares) (a “Unpedigreed Election”), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while we are a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in our company. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see “Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997” and “Elimination of Overlap Between Subpart F Rules and PFIC Provisions” below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder’s adjusted basis in the stock is included in the Holder’s income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called “unreversed inclusions.” For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder’s adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includible in the CFC’s income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds as discussed above generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder’s holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer’s holding period for such stock, a co-ordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our company, we would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of “Subpart F income” (as defined by the Code) of our company and our earnings invested in “U.S. property” (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of our company by such a 10% U.S. Holder of our common stock at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above). The exception only applies to that portion of a U.S. Holder’s holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if we were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to U.S Holders for any periods in which Subpart F does not apply (for example he is no longer a 10% Holder or we are no longer a CFC) and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in our company as if those shares had been sold.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF OUR COMPANY.

F.      Dividends and Paying Agents

There is no dividend restriction or any special procedure for non-resident holders to claim dividends. However, we have not declared dividends to our shareholders since our inception.

G.      Statement by Experts

The financial statements of our company as of December 31, 2005 and 2004 included in this registration statement have been audited by Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, of Suite 1500 – 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, Canada, as stated in their reports appearing in this registration statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The technical information regarding the Turnagain Property included in this registration statement is based on the Technical Report prepared by N.C. Carter, Ph.D., P. Eng., dated April 21, 2004, prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 as adopted by the British Columbia Securities Commission. This Technical Report was used as supporting documentation and was filed with the British Columbia Securities Commission and the TSX Venture Exchange. Mr. N.C. Carter is a “qualified person” as the term is defined under National Instrument 43-101. The information of the Technical Report appearing in this registration statement has been included in reliance upon Mr. N.C. Nelson’s authority as an expert in geology.

H.      Documents on Display

Upon the effectiveness of this filing, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we will thereafter file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. In addition, the SEC maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at HTTP://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: 1060 – 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.

The documents concerning our company may be viewed at the offices of our corporate solicitor, Clark Wilson LLP, Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, during normal business hours.

I.      Subsidiary Information

As at the date of this registration statement, we have one wholly owned subsidiary, Canadian Metals Exploration Limited.

Item 11           Quantitative and Qualitative Disclosures About Market Risk

Our Turnagain Property is currently at the exploration stage and our operations are limited to exploring the Turnagain Property. Therefore, our market risks are minimal. We may, however, have future property exploration requirements due in currencies other than the Canadian dollars. As a Canadian company, our cash balances are kept in Canadian funds. Therefore, we may become exposed to some interest rate risks. We consider the amount of risk to be manageable and do not currently, nor will we likely in the foreseeable future, conduct hedging to reduce our market risks.

Item 12           Description of Securities Other than Equity Securities

PART II

Item 13           Defaults, Dividend Arrearages and Delinquencies.

None

Item 14           Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable

Item 15           Controls and Procedures

Not Applicable

Item 16           [Reserved]

A.      Audit Committee Financial Expert

Not Applicable

B.      Code of Ethics

Not Applicable

C.      Principal Accountant Fees and Services

Not Applicable

D.      Exemptions from the Listing Standards for Audit Committees.

Not Applicable

E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable

PART III

Item 17           Financial Statements

Refer to Item 18 - Financial Statements.

Item 18           Financial Statements

Financial Statements filed as part of the registration statement:

Financial Statements of Hard Creek Nickel Corporation for the years ended December 31, 2005 and 2004 reported on by Dale Matheson Carr-Hilton LaBonte, Chartered Accountants.

Auditor’s Report of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants dated June 16, 2006
Consolidated Balance Sheets as at December 31, 2005 and 2004
Consolidated Statements of Operations for the years ended December 31, 2005, 2004 and 2003
Consolidated Statements of Stockholders’ Equity from January 17, 1983 to December 31, 2005
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004 and 2003
Notes to Consolidated Financial Statements

Financial Statements of Hard Creek Nickel Corporation for the period June 30, 2006.

Consolidated Balance Sheets as at June 30, 2006
Consolidated Statement of Operations for the six months ended June 30, 2006
Consolidated Statement of Cash Flows for the six months ended June 30, 2006
Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Hard Creek Nickel Corp.:

We have audited the accompanying consolidated balance sheets of Hard Creek Nickel Corp. (formerly Canadian Metals Exploration Ltd. - the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of operations, cash flows and stockholders’ equity for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows and the changes in stockholders’ equity for each of the years in the three-year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, to date the Company has reported losses since inception from operations and requires additional funds to meet its obligations and fund the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Signed “Dale Matheson Carr-Hilton Labonte”

Chartered Accountants

Vancouver, Canada
June 16, 2006

HARD CREEK NICKEL CORP.
(Formerly Canadian Metals Exploration Ltd.)
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005
(IN CANADIAN DOLLARS)

HARD CREEK NICKEL CORP.
(Formerly Canadian Metals Exploration Ltd.)
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)

	December 31,	December 31,
	2005	2004

ASSETS

CURRENT
Cash	$741,271	$486,954
Recoverable taxes	60,678	64,856
Prepaid expenses	44,516	55,773
	846,465	607,583

RECLAMATION BOND	127,900	77,200
RESTRICTED CASH (Note 7)	702,808	600,266
FURNITURE AND EQUIPMENT, net of accumulated
depreciation of $16,176 and $9,396.	20,778	18,504

	$1,697,951	$1,303,553

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$89,141	$101,163

COMMITMENTS AND CONTINGENCIES (Notes 6 and 7)

STOCKHOLDERS’ EQUITY
Capital stock (Note 4 )
Common stock no par value; unlimited shares authorized
37,675,494 (2004 – 28,310,394) issued and outstanding	18,632,327	15,059,286
Additional paid-in capital	2,877,542	2,711,769
Deficit accumulated during the exploration stage	(19,901,059)	(16,568,665)

	1,608,810	1,202,390

	$1,697,951	$1,303,553

The accompanying notes are an integral part of these financial statements

HARD CREEK NICKEL CORP.
(Formerly Canadian Metals Exploration Ltd.)
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN CANADIAN DOLLARS)

				Results of
				operations from
				January 17, 1983
	Year ended	Year ended	Year ended	(inception) to
	December	December	December	December 31,
	31, 2005	31, 2004	31, 2003	2005

EXPENSES
Consulting fees	$218,528	$591,567	$640,806	$2,858,052
General and administrative	570,745	1,104,084	462,604	4,402,332
Professional fees	101,417	215,162	105,902	1,030,264
Mineral property exploration costs	2,679,212	2,987,287	2,069,772	12,268,799

LOSS BEFORE OTHER INCOME	3,569,902	4,898,100	3,279,084	20,559,447

OTHER INCOME
Interest and other	8,537	10,905	1,148	32,743
Gain on settlement of accounts payable	-	-	62,080	158,203
Deferred income tax recovery (Note 8)	228,971	238,471	-	467,442

	237,508	249,376	63,228	658,388

NET LOSS	$3,332,394	$4,648,724	$3,215,856	$19,901,059

BASIC AND DILUTED NET LOSS PER SHARE	$(0.11)	$(0.20)	$(0.28)

WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING – BASIC AND DILUTED	30,698,463	23,483,920	11,412,881

The accompanying notes are an integral part of these financial statements

HARD CREEK NICKEL CORP.
(Formerly Canadian Metals Exploration Ltd.)
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE PERIOD JANUARY 17, 1983 (INCEPTION) TO DECEMBER 31, 2005

(IN CANADIAN DOLLARS)

					Deficit
					Accumulated
			Additional	Share	During the
	Common stock		Paid-in	Subscriptions	Development
	Shares	Amount	Capital	Received	Stage	Total

Issued for cash	2,122,661	$320,684	$-	$-	$-	$320,684
Net loss, January 17, 1983
(inception) to December 31, 1987	-	-	-	-	(266,599)	(266,599)

Balance, December 31, 1987	2,122,661	320,684	-	-	(266,599)	54,085

Issued for cash	650,000	350,044	-	-	-	350,044
Net loss	-	-	-	-	(103,673)	(103,673)

Balance, December 31, 1988	2,772,661	670,728	-	-	(370,272)	300,456

Issued for cash	145,000	26,500	-	-	-	26,500
Issued for services	66,000	12,678	-	-	-	12,678
Issued for debt settlement	200,000	30,000	-	-	-	30,000
Net loss	-	-	-	-	(329,490)	(329,490)

Balance, December 31, 1989	3,183,661	739,906	-	-	(699,762)	40,144

Issued for cash	185,000	27,751	-	-	-	27,751
Net loss	-	-	-	-	(90,505)	(90,505)

Balance, December 31, 1990	3,368,661	767,657	-	-	(790,267)	(22,610)

Net loss	-	-	-	-	(142,902)	(142,902)

Balance, December 31, 1991	3,368,661	767,657	-	-	(933,169)	(165,512)

Issued for cash	131,000	20,890	-	-	-	20,890
Issued for debt settlement	789,267	118,392	-	-	-	118,392
Net loss	-	-	-	-	(193,653)	(193,653)

Balance, December 31, 1992	4,288,928	906,939	-	-	(1,126,822)	(219,883)

Issued for cash	200,000	50,000	-	-	-	50,000
Issued for debt settlement	600,200	105,470	-	-	-	105,470
Net loss	-	-	-	-	(102,308)	(102,308)

Balance, December 31, 1993	5,089,128	$1,062,409	-	-	$(1,229,130)	$(166,721)

The accompanying notes are an integral part of these financial statements

HARD CREEK NICKEL CORP.
(Formerly Canadian Metals Exploration Ltd.)
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (CONTINUED)

FOR THE PERIOD JANUARY 17, 1983 (INCEPTION) TO DECEMBER 31, 2005

(IN CANADIAN DOLLARS)

					Deficit
					Accumulated
			Additional	Share	During the
	Common stock		Paid-in	Subscriptions	Development
	Shares	Amount	Capital	Received	Stage	Total

Balance, December 31, 1993	5,089,128	$1,062,409	-	-	$(1,229,130)	$(166,721)

Issued for cash	348,000	107,800	-	-	-	107,800
Net loss	-	-	-	-	(171,903)	(171,903)

Balance, December 31, 1994	5,437,128	1,170,209	-	-	(1,401,033)	(230,824)

Issued for cash	2,575,000	1,327,260	-	-	-	1,327,260
Net loss	-	-	-	-	(1,154,307)	(1,154,307)

Balance, December 31, 1995	8,012,128	2,497,469	-	-	(2,555,340)	(57,871)

Shares released from escrow	-	-	495,750	-	-	495,750
Issued for cash	3,129,500	2,021,760	-	-	-	2,021,760
Issued for property acquisition	50,000	67,500	-	-	-	67,500
Net loss	-	-	-	-	(2,651,593)	(2,651,593)

Balance, December 31, 1996	11,191,628	4,586,729	495,750	-	(5,206,933)	(124,454)

Shares released from escrow	-	-	318,125	-	-	318,125
Stock-based compensation	-	-	181,646	-	-	181,646
Issued for cash	600,000	432,000	-	-	-	432,000
Issued for property acquisition	50,000	42,500	-	-	-	42,500
Net loss	-	-	-	-	(1,138,025)	(1,138,025)

Balance, December 31, 1997	11,841,628	5,061,229	995,521	-	(6,344,958)	(288,208)

Stock-based compensation	-	-	300,526	-	-	300,526
Issued for cash	495,412	324,180	-	-	-	324,180
Issued for property acquisition	50,000	28,500	-	-	-	28,500
Issued for debt settlement	168,401	61,533	-	-	-	61,533
Net loss	-	-	-	-	(1,008,931)	(1,008,931)

Balance, December 31, 1998	12,555,441	5,475,442	1,296,047	-	(7,353,889)	(582,400)

Issued for cash	1,150,000	462,500	-	-	-	462,500
Issued for property acquisition	50,000	15,000	-	-	-	15,000
Net loss	-	-	-	-	(250,320)	(250,320)

Balance, December 31, 1999	13,755,441	$5,952,942	$1,296,047	-	$(7,604,209)	$(355,220)

The accompanying notes are an integral part of these financial statements

HARD CREEK NICKEL CORP.
(Formerly Canadian Metals Exploration Ltd.)
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (CONTINUED)

FOR THE PERIOD JANUARY 17, 1983 (INCEPTION) TO DECEMBER 31, 2005

(IN CANADIAN DOLLARS)

					Deficit
					Accumulated
			Additional	Share	During the
	Common stock		Paid-in	Subscriptions	Development
	Shares	Amount	Capital	Received	Stage	Total

Balance, December 31, 1999	13,755,441	$5,952,942	$1,296,047	-	$(7,604,209)	$(355,220)

Consolidation 5:1	(11,004,353)	-	-	-	-	-
Stock-based compensation	-	-	3,677	-	-	3,677
Issued for cash	655,000	110,250	-	-	-	110,250
Issued for debt settlement	380,000	121,000	-	-	-	121,000
Net loss	-	-	-	-	(54,902)	(54,902)

Balance, December 31, 2000	3,786,088	6,184,192	1,299,724	-	(7,659,111)	(175,195)

Issued for cash	1,266,902	364,800	-	-	-	364,800
			-	-	-
Net loss	-	-	-	-	(368,482)	(368,482)

Balance, December 31, 2001	5,052,990	6,548,992	1,299,724	-	(8,027,593)	(178,877)

Issued for cash	2,950,108	625,305	-	-	-	625,305
Issued for property acquisition	100,000	26,000	-	-	-	26,000
Stock-based compensation	-	-	22,860	-	-	22,860
Subscriptions received	-	-	-	196,300	-	196,300
Net loss	-	-	-	-	(676,492)	(676,492)

Balance, December 31, 2002	8,103,098	7,200,297	1,322,584	196,300	(8,704,085)	15,096

Issued for cash	9,287,091	3,163,125	-	(196,300)	-	2,966,825
Stock-based compensation	-	-	386,632	-	-	386,632

Net loss	-	-	-	-	(3,215,856)	(3,215,856)

Balance, December 31, 2003	17,390,189	10,363,422	1,709,216	-	(11,919,941)	152,697

Issued for cash	10,920,205	4,934,335	-	-	-	4,934,335
Reduction from sale of tax benefits
relating to flow-through shares	-	(238,471)	-	-	-	(238,471)
Stock-based compensation	-	-	1,002,553	-	-	1,002,553
Net loss	-	-	-	-	(4,648,724)	(4,648,724)

Balance, December 31, 2004	28,310,394	$15,059,286	$2,711,769	-	$(16,568,665)	$1,202,390

The accompanying notes are an integral part of these financial statements

HARD CREEK NICKEL CORP.
(Formerly Canadian Metals Exploration Ltd.)
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (CONTINUED)

FOR THE PERIOD JANUARY 17, 1983 (INCEPTION) TO DECEMBER 31, 2005

(IN CANADIAN DOLLARS)

					Deficit
					Accumulated
			Additional	Share	During the
	Common stock		Paid-in	Subscriptions	Development
	Shares	Amount	Capital	Received	Stage	Total

Balance, December 31, 2004	28,310,394	$15,059,286	$2,711,769	-	$(16,568,665)	$1,202,390

Issued for cash	9,365,100	3,802,012	-	-	-	3,802,012
Reduction from sale of tax benefits
relating to flow-through shares	-	(228,971)	-	-	-	(228,971)
Stock-based compensation	-	-	139,799	-	-	139,799
Fair value of broker warrants	-	-	25,974	-	-	25,974
Net loss	-	-	-	-	(3,332,394)	(3,332,394)

Balance, December 31, 2005	37,675,494	$18,632,327	$2,877,542	-	$(19,901,059)	$1,608,810

HARD CREEK NICKEL CORP.
(Formerly Canadian Metals Exploration Ltd.)
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN CANADIAN DOLLARS)

				Results of
				operations from
				January 17, 1983
	Year ended	Year ended	Year ended	(inception) to
	December 31,	December 31,	December 31,	December 31,
	2005	2004	2003	2005

CASH FLOWS FROM OPERATING
ACTIVITIES
Net loss	$(3,332,394)	$(4,648,724)	$(3,215,856)	$(19,901,059)
Non cash items
Depreciation	6,780	6,076	2,511	16,175
Non-cash expenses	-	-	-	1,006,053
Stock-based compensation	139,799	1,002,553	386,632	2,037,693
Deferred income tax recovery	(228,971)	(238,471)	-	(467,442)

Changes in working capital, other than cash	3,413	(257,504)	93,805	420,342

NET CASH FLOWS USED IN OPERATING
ACTIVITIES	(3,411,373)	(4,136,070)	(2,732,908)	(16,888,238)

CASH FLOWS FROM INVESTING
ACTIVITIES
Reclamation bond	(50,700)	(22,800)	(24,400)	(127,900)
Purchases of furniture and equipment	(9,054)	(13,692)	(8,358)	(36,953)

NET CASH FLOWS USED IN INVESTING
ACTIVITIES	(59,754)	(36,492)	(32,758)	(164,853)

CASH FLOWS FROM FINANCING
ACTIVITIES
Proceeds from share issuance, net of issue costs	3,827,986	4,934,335	2,966,825	18,497,170
Net increase in restricted cash	(102,542)	(449,750)	(150,516)	(702,808)

NET CASH FLOWS PROVIDED BY
FINANCING ACTIVITIES	3,725,444	4,484,585	2,816,309	17,794,362

NET INCREASE IN CASH	254,317	312,023	50,643	741,271

CASH, BEGINNING OF YEAR	486,954	174,931	124,288	-

CASH, END OF YEAR	$741,271	$486,954	$174,931	$741,271

The Company did not make any cash payments for interest or tax expenses during the current and prior years.

The accompanying notes are an integral part of these financial statements

HARD CREEK NICKEL CORP.
(Formerly Canadian Metals Exploration Ltd.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 – IN CANADIAN DOLLARS

NOTE 1 - NATURE OF CONTINUED OPERATIONS AND BASIS OF PRESENTATION

Hard Creek Nickel Corp. (the “Company”) (formerly Canadian Metals Exploration Ltd.), is an exploration company focusing on its Turnagain Nickel property in the Liard Mining Division in northern British Columbia, Canada. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol HNC. Funding for operations is raised primarily through share offerings.

These consolidated financial statements have been prepared under a going concern assumption which contemplates the Company will continue operations and realize the carrying value of assets and discharge its liabilities in the normal course of business. Should the going concern assumption not continue to be appropriate, further adjustments to carrying values may be required. The ability of the Company to continue as a going concern is dependent upon raising additional capital and ultimately on generating future profitable operations.

As at December 31, 2005, the Company has stockholders’ equity of $1,608,810 and has incurred significant losses since inception and further losses are anticipated in its continual exploration of mineral properties raising substantial doubt as to the Company’s ability to continue as a going concern. The Company will require significant additional financial resources and will be dependent on future financings to fund its ongoing exploration activities. Management expects to raise capital through private placements as required to meet operating budgets.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Canadian Metals Exploration Ltd. All intercompany balances and transactions have been eliminated. The subsidiary has remained inactive since incorporation on July 19, 2004.

These consolidated financial statements are presented in Canadian dollars and prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the determination of fair value for stock-based compensation, and the allocation of proceeds relating to flow-through shares issued. Actual results could differ from those estimates.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed on a declining balance basis at rates ranging from 20% to 30% per year.

HARD CREEK NICKEL CORP.
(Formerly Canadian Metals Exploration Ltd.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 – IN CANADIAN DOLLARS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Property Costs

For the year ended December 31, 2004 the Company adopted recommendations from the Emerging Issues Task Force (“EITF”) – EITF Abstract 04-2: “Whether Mineral Rights Are Tangible or Intangible Assets”. In accordance with the EITF, acquisition costs for mineral rights are accounted for as tangible assets and shown as a separate component of property, plant, and equipment. During 2005 and 2004 the Company did not incur any mineral property acquisition costs. Costs relating to exploration and development are expensed as incurred until such time as economic reserves are quantified. To date, the Company has not established any proven reserves on any of its mineral properties.

Financial Instruments

The Company has determined the estimated fair value of financial instruments using available market information and appropriate valuation methodologies. The fair value of the Company’s financial assets and financial liabilities approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of the Company’s rights to purchase net smelter royalties (“NSR” – See note 3) is not determinable at the current stage of exploration. No value has been assigned by management. The Company is not currently exposed to any significant credit risk or currency risk and does not use any derivative or hedging instruments.

Foreign Currency Translation

The financial statements are presented in Canadian dollars. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. The resulting gains and losses from these foreign currency translation adjustments are included as a component of stockholders’ equity. Revenue and expenses are translated at average rates of exchange during the year. Gains or losses resulting from these foreign currency transactions are included in results of operations.

Stock-Based Compensation

The Company follows SFAS No. 123 “Accounting for Stock-based Compensation” as amended by SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123”. The Company applies the fair value method using the Black-Scholes option-pricing model in accounting for options granted to employees, directors and consultants.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the EITF in Issue No. 96-18. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by EITF No. 96-18.

HARD CREEK NICKEL CORP.
(Formerly Canadian Metals Exploration Ltd.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 – IN CANADIAN DOLLARS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company has adopted the liability method of accounting and reporting for income taxes as set forth in SFAS No. 109, “Accounting for Income Taxes”. Under this method, deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is not more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

Flow-Through Shares

Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The value assigned to the sale of tax benefits is determined as the difference between the market price of a non-flow-through common share and the issue price of a flow-through common share. This value is recorded as a liability when the flow-through shares are issued and stockholders’ equity is reduced accordingly. Upon the Company renouncing the related tax benefits in favour of the subscribers, the liability is reversed and a deferred tax liability is recognized with the difference between the liability and the deferred tax liability recorded as deferred tax expense. The deferred tax liability recorded can be offset by any previously unrecognized non-capital losses carried forward and a deferred tax expense recovery is recorded if available.

Loss Per Share

The Company computes loss per share in accordance with Statement SFAS No. 128, “Earnings per Share” which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period including stock options and warrants, using the treasury method, and preferred stock, using the if-converted method. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive.

Recent Accounting Pronouncements

(i)

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, “Share-Based Payment”, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). This standard becomes effective for the Company for the period beginning after December 15, 2005. Management is currently evaluating the impact of this standard on the Company’s financial condition and results of operations.

In March 2005, the Securities Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin (“SAB”) No. 107, “Share-based Payment,” to provide guidance on the implementation of SFAS No. 123R. The Company will consider SAB No. 107 during implementation of SFAS No. 123R.

HARD CREEK NICKEL CORP.
(Formerly Canadian Metals Exploration Ltd.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 – IN CANADIAN DOLLARS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

(ii)

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations”. Under the provisions of FIN No. 47, the term conditional asset retirement obligation as used in SFAS No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity while the obligation to perform the asset retirement activity is unconditional. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation is required to be recognized when incurred—generally upon acquisition, construction, or development and/or through the normal operation of the asset. The Company has adopted FIN No. 47 as of December 31, 2005. Adoption of this pronouncement did not have a significant effect on the 2005 financial statements, and management does not expect this pronouncement to have a significant effect on the Company’s future reported financial position or earnings.

(iii)

In May 2005, the FASB issued SFAS No. 154, “Accounting for Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3”. Under the provisions of SFAS No. 154, a voluntary change in accounting principle requires retrospective application to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, non-financial assets must be accounted for as a change in accounting estimate affected by a change in accounting principle. The guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate was not changed. The Company will implement this new standard beginning January 1, 2006. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

(iv)

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after November 15, 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

(v)

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity’s first fiscal year beginning after November 15, 2006. This adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

HARD CREEK NICKEL CORP.
(Formerly Canadian Metals Exploration Ltd.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 – IN CANADIAN DOLLARS

NOTE 3 – MINERAL PROPERTY

Turnagain Nickel Property

The Company holds a 100% interest (subject to a 4% net smelter return (“NSR”) in the mineral claims and the rights to explore the Turnagain property, covering an area of 274 sq. kilometers, approximately 70 kilometers east of Dease Lake in British Columbia. The Company completed a 37-hole drill program of approximately 7,143 meters on the property during 2005. Drilling, assaying, geological and geophysical services comprised the majority of the total expenditures of $2,679,212 on the project in 2005.

The property interest was acquired in two transactions for total consideration of 300,000 shares (with a fair value of $179,500), and exploration expenditures of approximately $1,100,000 on the property. The obligations to the vendors have been met, and the acquisition costs of the properties were $179,500 which have been charge to Mineral Property Expenditures on the statement of operations. The Company has the option to purchase the NSR’s for 4 years following commencement of production for approximately $1,000,000 per 1% NSR.

In addition to the Turnagain property, the Company staked and holds three additional areas of interest in the Liard Mining Division, being the Green claims, the Serp claims, and the Cot claims. In early 2005, the Company acquired, by map staking, four new claim blocks totaling 298 sq. km. in north central British Columbia. The Lexa property is the largest of the four at 121 sq. km. and was acquired on the basis of anomalous nickel and copper values in government stream sediment samples.

NOTE 4 – CAPITAL STOCK

During the year ended December 31, 2005, the Company issued 9,365,100 (2004 – 4,326,666) flow-through common shares at issue prices ranging from $0.40 to $0.45 for gross proceeds totaling $3,095,700 (2004 - $1,619,730). The value assigned to the sale of tax benefits amount to $228,971 (2004 – $238,471). The value assigned to the sale of tax benefits is determined as the difference between the market price of non-flow-through common shares and the issue price of the flow-through common shares.

The Company has a formal stock option plan whereby options can be granted to directors, employees and /or consultants by the board of directors. The number of options is limited to 10% of the total shares issued and outstanding.

In May 2005, the Company repriced a total of 1,045,000 incentive options from $1.00 to $0.60, resulting in a total of $40,747 in additional stock-based compensation expense. During the year ended December 31, 2005, 435,000 (2004 – 1,971,000) stock options were granted to consultants and employees. Management estimated the fair value of these stock options to be $139,799 (2004 - $1,002,552) using the Black-Scholes option pricing model with the following assumptions:

	2005	2004
Risk-free interest rate	3.13%	2.9%
Dividend yield	0%	0%
Volatility factor	66%	90%
Expected option life	3 - 5 Years	5 Years

HARD CREEK NICKEL CORP.
(Formerly Canadian Metals Exploration Ltd.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 – IN CANADIAN DOLLARS

NOTE 4 – CAPITAL STOCK (continued)

The summaries of stock option activity for the years ended December 31, 2005 and 2004 are as follows:

	2005		2004
Balance, beginning of year	2,335,000	$0.89	1,336,000	$0.34
Granted	435,000	0.84	1,971,000	0.98
Exercised	(55,000)	0.35	(936,000)	0.34
Cancelled	(330,000)	0.76	(36,000)	0.40
Balance, end of year	2,385,000	$0.72	2,335,000	$0.89

The weighted average remaining life of all outstanding stock options is 3.27 years (2004 – 3.90 years). Refer to Note 9.

The Company issues whole share purchase warrants, half share purchase warrants and / or agent warrants in connection with its ongoing brokered and non-brokered private placements. The summaries of warrants activity, including the weighted average exercise prices, during the years ended December 31, 2005 and 2004 are as follows:

	2005		2004
Balance, beginning of year	10,427,741	$0.55	7,512,854	$0.42
Issued	5,202,718	0.48	5,706,000	0.65
Exercised	(2,360,153)	0.45	(2,501,289)	0.35
Expired	(3,479,255)	0.38	(289,824)	0.39
Balance, end of year	9,791,051	$0.55	10,427,741	$0.55

The weighted average remaining life of all outstanding share purchase warrants is 0.67 years (2004 – 0.79 years). Refer to Note 9.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company incurred the following expenditures with directors and officers and/or companies controlled by directors and/or officers:

	2005	2004
Geological and project management services	$267,428	$153,345
Management fees	84,000	77,000
Consulting fees	2,800	7,800
Stock-based compensation	57,936	774,938
	$412,164	$1,013,083

In May 2005, the Company repriced a total of 1,045,000 incentive options from $1.00 to $0.60, of which 845,000 were held by related parties.

HARD CREEK NICKEL CORP.
(Formerly Canadian Metals Exploration Ltd.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 – IN CANADIAN DOLLARS

NOTE 6 - CONTINGENCIES

In February 2004, the Company filed an action in the Supreme Court of British Columbia against Mr. Wolf Wiese, a former consultant to the Company, seeking the transfer to the Company of claims contiguous to the Turnagain property which were staked for the benefit of Mr. Wiese. The Company contends that the claims should have been staked for the benefit of the Company.

In July 2004, Quorum Capital Corp. (believed to be associated with the former consultant) filed a counter suit against the Company, claiming, among other things, loss of economic opportunity with respect to the above mentioned claims.

In August 2004, Stewart Jackson, a former director, filed a writ of summons against the Company in which he claimed the sum of $17,500 pursuant to an alleged consulting contract. The Company denies any liability and has defended the claims on the basis that it had tendered all monies owing to Jackson. In December 2004, the Company issued a counterclaim against Jackson claiming damages for actions of Jackson which management alleges resulted in the issuance of a cease trade order against the Company and other damages suffered by the Company from the resulting investigation by the British Columbia Securities Commission (“BCSC”). Further damages were claimed in the counterclaim in respect of payments made to Stewart Jackson which the Company alleges he was not entitled to. The Company further claims entitlement for the recovery of shares and warrants issued by the Company to Jackson with funds that the Company contents were not payable to Jackson.

In December 2004, the Company filed a counter claim against Quorum Capital Corp. and Mr. Wolf Wiese, alleging that Quorum and Wiese engaged in a series of transactions through which Quorum improperly received monies from and securities issued by the Company. The Company also claimed for damages in relation to a BCSC proceeding in which the Company was penalized for disclosure infractions under NI 43-101.

In January 2005, Quorum Capital Corp. and Mr. Wolf Wiese commenced an action against the Company and Mr. Mark Jarvis, the Company President, for libel, contending that the December 17, 2004 news release issued by the Company with respect to the Company’s counterclaim was libellous and untrue.

None of the claims and/or counterclaims of the Company, Mr. Jackson, Quorum, or Mr. Wiese have been proven in court. The outcome of these legal actions and the potential for loss, if any, is presently not determinable nor can the amount of the claims and unspecified damages be quantified. The Company has not made any provision in these financial statements with respect to these legal actions.

Upon resolution of the claims any resulting recovery or costs will be recorded in the period of resolution.

HARD CREEK NICKEL CORP.
(Formerly Canadian Metals Exploration Ltd.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 – IN CANADIAN DOLLARS

NOTE 7 - COMMITMENTS

i)

The Company entered into an agreement for its premise requiring minimum rental payments of $29,295 per annum up to April 30, 2005 and $31,185 per annum up to the lease expiration date of April 30, 2008.

Future minimum committed payments for the above for the next five years are as follows:

2006	$33,609
2007	33,609
2008	12,819
2009	606

$80,643

ii)

During 2005 the Company obtained equity financing by completing various private placements whereby flow- through common shares were issued for proceeds totalling $1,961,977 (2004 - $2,571,000). The Company is committed to expending the funds on qualifying exploration in accordance with the provisions of the Canadian Income Tax Act. As at December 31, 2005 the Company has $702,808 of cash on hand relating to its unexpended 2005 flow-through commitments.

NOTE 8 – DEFERRED INCOME TAXES

As of December 31, 2005, the Company had net operating losses carried forward of approximately $3,000,000 that may be available to reduce future years’ taxable income and will expire between the years 2006 and 2025. Deferred tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these tax losses carried forward.

The significant components of the Company’s deferred income taxes are as follows:

	2005	2004

Tax value of mineral properties in excess of carrying value	$5,192,912	$4,475,676
Tax value of equipment in excess of carrying value	16,175	9,396
Non-capital loss carry forwards	3,062,067	2,558,184

	8,271,154	7,043,256
Estimated corporate income tax rate	36%	37%

Potential deferred income tax asset	2,977,615	2,606,004
Less: recognized as deferred tax expense recovery	(228,971)	(238,471)
Less: valuation allowance	(2,748,644)	(2,237,533)

Net deferred income tax asset	$-	$-

As the criteria for recognizing future income tax assets have not been met due to the uncertainty of realization, a full valuation allowance was recorded for the current and prior year.

HARD CREEK NICKEL CORP.
(Formerly Canadian Metals Exploration Ltd.)
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 – IN CANADIAN DOLLARS

NOTE 9 – SUBSEQUENT EVENTS

The following transactions occurred after December 31, 2005:

a)	Subsequent to the year end, share purchase warrants were exercised resulting in the issuance of a total of 3,153,630 common shares for total proceeds of $1,701,382.

b)	Subsequent to the year end, stock options were exercised resulting in the issuance of a total of 55,000 common shares for total proceeds of $27,000.

c)	Subsequent to the year end, the Company granted 1,405,000 stock options with an exercise price of $0.75 to officers, employees and consultants.

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

 (Unaudited – Prepared by Management)

(IN CANADIAN DOLLARS)

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

CONSOLIDATED INTERIM STATEMENT OF STOCKHOLDERS’ EQUITY

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

(IN CANADIAN DOLLARS)

	June 30,	December 31,
	2006	2005
	(Unaudited)

ASSETS

CURRENT ASSETS
Cash	$1,728,875	$741,271
Recoverable taxes	79,661	60,678
Due from subsidiary	965	-
Prepaid expense	37,831	44,516
	1,847,332	846,465

RECLAMATION BOND	167,900	127,900
RESTRICTED CASH (Note 7)	-	702,808
FURNITURE AND EQUIPMENT, net of accumulated
depreciation of $19,339 and $16,176	23,154	20,778

	$2,038,386	$1,697,951

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$715,609	$89,141

COMMITMENTS AND CONTINGENCIES (Notes 6 and 7)

STOCKHOLDERS’ EQUITY
Capital stock (Note 4 )
Common stock no par value; unlimited shares authorized
40,884,125 (2005 – 37,675,494) issued and outstanding	20,360,709	18,632,327
Additional paid-in capital	3,342,308	2,877,542
Deficit accumulated during the exploration stage	(22,380,240)	(19,901,059)

	1,322,777	1,608,810

	$2,038,386	$1,697,951

The accompanying notes are an integral part of these financial statements

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited – Prepared by Management)

(IN CANADIAN DOLLARS)

			January 17,
	Six months	Six months	1983
	ended June 30,	ended June	(inception) to
	2006	30, 2005	June 30, 2006

EXPENSES
Consulting fees	$217,455	$114,263	$3,075,507
General and administrative	534,140	281,478	4,936,472
Professional fees	108,043	24,887	1,138,307
Mineral property exploration costs	1,635,392	664,136	13,904,191

LOSS BEFORE OTHER INCOME	2,495,030	1,084,764	23,054,477

OTHER INCOME
Interest and other	15,849	5,929	48,592
Gain on settlement of accounts payable	-	-	158,203
Deferred income tax recovery	-	-	467,442

	15,849	5,929	674,237

NET LOSS	$2,479,181	$1,078,835	$22,380,240

BASIC AND DILUTED NET LOSS PER SHARE	$(0.06)	$(0.04)

WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING – BASIC AND DILUTED	40,196,050	28,866,192

The accompanying notes are an integral part of these financial statements

HARD CREEK NICKEL CORP.
(Formerly Canadian Metals Exploration Ltd.)
(An Exploration Stage Company)

CONSOLIDATED INTERIM STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE PERIOD JANUARY 1, 2005 TO JUNE 30, 2006

(IN CANADIAN DOLLARS)

					Deficit
					Accumulated
			Additional	Share	During the
	Common stock		Paid-in	Subscriptions	Development
	Shares	Amount	Capital	Received	Stage	Total

Balance, December 31, 2004	28,310,394	$15,059,286	$2,711,769	-	$(16,568,665)	$1,202,390

Issued for cash	9,365,100	3,802,012	-	-	-	3,802,012
Reduction from sale of tax benefits
relating to flow-through shares	-	(228,971)	-	-	-	(228,971)
Stock-based compensation	-	-	139,799	-	-	139,799
Fair value of broker warrants	-	-	25,974	-	-	25,974
Net loss	-	-	-	-	(3,332,394)	(3,332,394)

Balance, December 31, 2005	37,675,494	18,632,327	2,877,542	-	(19,901,059)	1,608,810

Issued for cash	3,208,631	1,728,382	-	-	-	1,728,382
Stock-based compensation	-	-	464,766	-	-	464,766
Net loss					(2,479,181)	(2,479,181)

Balance, June 30, 2006	40,884,125	$20,360,709	$3,342,308	-	$(22,380,240)	$1,322,777

The accompanying notes are an integral part of these financial statements

HARD CREEK NICKEL CORP.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

(IN CANADIAN DOLLARS)

			Results of
			operations from
	Six months	Six months	January 17, 1983
	ended June 30,	ended June 30,	(inception) to
	2006	2005	June 30, 2006

CASH FLOWS FROM OPERATING
ACTIVITIES
Net loss	$(2,479,181)	$(1,078,835)	$(22,380,240)
Non cash items
Depreciation	3,164	3,152	19,339
Non-cash expenses	-	-	1,006,053
Stock-based compensation	464,766	127,239	2,502,459
Deferred income tax recovery	-	-	(467,442)

Changes in working capital, other than cash	613,205	73,618	1,033,547

Item 19 NET CASH FLOWS USED IN
OPERATING ACTIVITIES	(1,398,046)	(874,826)	(18,286,284)

CASH FLOWS FROM INVESTING
ACTIVITIES
Reclamation bond	(40,000)	(50,700)	(167,900)
Purchase of furniture and equipment	(5,540)	(7,294)	(42,493)

NET CASH FLOWS FROM INVESTING
ACTIVITIES	(45,540)	(57,994)	(210,393)

CASH FLOWS FROM FINANCING
ACTIVITIES
Proceeds from share issuance, net of issue costs	1,728,382	360,387	20,225,552
Restricted cash	702,808	427,384	-

NET CASH FLOWS FROM FINANCING
ACTIVITIES	2,431,190	787,771	20,225,552

INCREASE (DECREASE) IN CASH	987,604	(145,049)	2,199,664

CASH, BEGINNING OF PERIOD	741,271	486,954	-

CASH, END OF PERIOD	$1,728,875	$341,905	$1,728,875

The accompanying notes are an integral part of these financial statements

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
JUNE 30, 2006 – IN CANADIAN DOLLARS

NOTE 1 - NATURE OF CONTINUED OPERATIONS AND BASIS OF PRESENTATION

Hard Creek Nickel Corp. (the “Company”), is an exploration company focusing on its Turnagain Nickel property in the Liard Mining Division in northern British Columbia, Canada. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol HNC. Funding for operations is raised primarily through share offerings. These consolidated financial statements have been prepared under a going concern assumption which contemplates the Company will continue operations and realize the carrying value of assets and discharge its liabilities in the normal course of business. Should the going concern assumption not continue to be appropriate, further adjustments to carrying values may be required. The ability of the Company to continue as a going concern is dependent upon raising additional capital and ultimately on generating future profitable operations.

As at June 30, 2006, the Company has stockholders’ equity of $1,322,777 and has incurred significant losses since inception and further losses are anticipated in its continual exploration of mineral properties raising substantial doubt as to the Company’s ability to continue as a going concern. The Company will require significant additional financial resources and will be dependent on future financings to fund its ongoing exploration activities. Management expects to raise capital through private placements as required to meet its operating budgets.

Unaudited Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information and with the instructions to Form 20F. They may not include all information and footnotes required by United States generally accepted accounting principles for complete financial statements. However, except as disclosed herein, there has been no material changes in the information disclosed in the notes to the financial statements for the year ended December 31, 2005 included in the Company’s Annual Report on Form 20F filed with the Securities and Exchange Commission. The interim unaudited financial statements should be read in conjunction with those financial statements included in the Form 20F. In the opinion of management, all adjustments considered necessary for a fair presentation, consisting solely of normal and recurring adjustments have been made. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Canadian Metals Exploration Ltd. All significant intercompany balances and transactions have been eliminated.

These consolidated financial statements are presented in Canadian dollars and prepared in accordance with accounting principles generally accepted in the United States of America.

(i)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the determination of fair value for stock-based compensation, and the allocation of proceeds relating to flow-through shares issued. Actual results could differ from those estimates.

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
JUNE 30, 2006 – IN CANADIAN DOLLARS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed on a declining balance basis at rates ranging from 20% to 30% per year.

Mineral Property Costs

For the year ended December 31, 2004 the Company adopted recommendations from the Emerging Issues Task Force (“EITF”) – EITF Abstract 04-2: “Whether Mineral Rights Are Tangible or Intangible Assets”. In accordance with the EITF, acquisition costs for mineral rights are accounted for as tangible assets and shown as a separate component of property, plant, and equipment. During 2005 and 2004 the Company did not incur any mineral property acquisition costs. Costs relating to exploration and development are expensed as incurred until such time as economic reserves are quantified. To date, the Company has not established any proven reserves on any of its mineral properties.

FINANCIAL INSTRUMENTS

The Company has determined the estimated fair value of financial instruments using available market information and appropriate valuation methodologies. The fair value of the Company’s financial assets and financial liabilities approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of the Company’s rights to purchase net smelter royalties (“NSR” – See note 3) is not determinable at the current stage of exploration. No value has been assigned by management. The Company is not currently exposed to any significant credit risk or currency risk and does not use any derivative or hedging instruments.

Foreign Currency Translation

The financial statements are presented in Canadian dollars. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. The resulting gains and losses from these foreign currency translation adjustments are included as a component of stockholders’ equity. Revenue and expenses are translated at average rates of exchange during the year. Gains or losses resulting from these foreign currency transactions are included in results of operations.

Stock-Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using a fair-value-based method. The Company uses the Black-Scholes-Merton (“BSM”) option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation. The Company has elected the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options, restricted stock, restricted stock units, and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on January 1, 2006. The Company has adopted the requirements of SFAS No. 123R for the fiscal year beginning on January 1, 2006 under the prospective method therefore no compensation expense under SFAS No. 123R with respect to unvested stock options was recorded during the first quarter of 2006.

Stock-based compensation expense for awards granted prior to January 1, 2006 is based on the grant date fair-value as determined under the pro-forma provisions of SFAS No. 123.

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
JUNE 30, 2006 – IN CANADIAN DOLLARS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company has adopted the liability method of accounting and reporting for income taxes as set forth in SFAS No. 109, “Accounting for Income Taxes”. Under this method, deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is not more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

Flow-Through Shares

Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The value assigned to the sale of tax benefits is determined as the difference between the market price of a non-flow-through common share and the issue price of a flow-through common share. This value is recorded as a liability when the flow-through shares are issued and stockholders’ equity is reduced accordingly. Upon the Company renouncing the related tax benefits in favour of the subscribers, the liability is reversed and a deferred tax liability is recognized with the difference between the liability and the deferred tax liability recorded as deferred tax expense. The deferred tax liability recorded can be offset by any previously unrecognized non-capital losses carried forward and a deferred tax expense recovery is recorded if available.

Loss Per Share

The Company computes loss per share in accordance with Statement SFAS No. 128, “Earnings per Share” which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period including stock options and warrants, using the treasury method, and preferred stock, using the if-converted method. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive.

Recent Accounting Pronouncements

(i)

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations”. Under the provisions of FIN No. 47, the term conditional asset retirement obligation as used in SFAS No. 143, “Accounting for Asset Retirement Obligations”, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity while the obligation to perform the asset retirement activity is unconditional. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation is required to be recognized when incurred—generally upon acquisition, construction, or development and/or through the normal operation of the asset. The Company has adopted FIN No. 47 as of December 31, 2005. Adoption of this pronouncement did not have a significant effect on the 2005 financial statements or these June 2006 financial statements, and management does not expect this pronouncement to have a significant effect on the Company’s future reported financial position or earnings.

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
JUNE 30, 2006 – IN CANADIAN DOLLARS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

(ii)

In May 2005, the FASB issued SFAS No. 154, “Accounting for Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3”. Under the provisions of SFAS No. 154, a voluntary change in accounting principle requires retrospective application to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, non-financial assets must be accounted for as a change in accounting estimate affected by a change in accounting principle. The guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate was not changed. The Company will implement this new standard beginning January 1, 2006. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

(iii)

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after November 15, 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

(iv)

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity’s first fiscal year beginning after November 15, 2006. This adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

(v)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
JUNE 30, 2006 – IN CANADIAN DOLLARS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements (continued)

(vi)

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company’s future reported financial position or results of operations.

(vii)

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative an qualitative factors. SAB No. 108 is effective for period ending after November 15, 2006. The Company is currently evaluating the impact of adopting SAB No. 108 but does not expect that it will have a material effect on its financial statements.

NOTE 3 – MINERAL PROPERTY

TURNAGAIN NICKEL PROPERTY

The Company holds a 100% interest (subject to a 4% net smelter return (“NSR”)) of the mineral claims and the rights to explore the Turnagain property, covering an area of 293 sq. kilometers, approximately 70 kilometers east of Dease Lake in British Columbia. The Company completed a 37-hole drill program of approximately 7,143 meters on the property during 2005, which drilling, assaying, geological and geophysical services comprised the majority of the total expenditures of $2,679,212 on the project in 2005. During the six months ended June 30, 2006 we incurred exploration expenses of $1,635,392 on the property.

The property interest was acquired in two transactions for total consideration of 300,000 shares (with a fair value of $179,500), and exploration expenditures of approximately $1,100,000 on the property. The obligations to the vendors have been met, and the acquisition costs of the properties were $179,500 which have been charge to Mineral Property Expenditures on the statement of operations. The Company has the option to purchase the NSR’s for 4 years following commencement of production for approximately $1,000,000 per 1% NSR.

In addition to the Turnagain property, the Company holds, by staking, three additional areas of interest in the Liard Mining Division, being the Green claims, the Serp claims, and the Cot claims. In early 2005, the Company acquired, by map staking, four new claim blocks totaling 298 sq. km. in north central British Columbia. The Lexa property is the largest of the four at 121 sq. km. and was acquired on the basis of anomalous nickel and copper values in government stream sediment samples. The other three properties were acquired on the basis of anomalous copper and molybdenum values in sediment samples.

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
JUNE 30, 2006 – IN CANADIAN DOLLARS

NOTE 4 – CAPITAL STOCK

During the six months ended June 30, 2006, the Company issued 3,208,631 commons shares for the exercise of stock options and share purchase warrants for proceeds of $1,728,382.

The Company has a formal stock option plan whereby options can be granted to directors, employees and /or consultants by the board of directors. The number of options is limited to 10% of the total shares issued and outstanding.

During the six months ended June 30, 2006, 1,405,000 (2005 – 435,000) stock options were granted to consultants and employees. Management estimated the fair value of these stock options to be $464,766 (2005 - $139,799) by using the Black-Scholes option pricing model using the following assumptions:

	2006	2005
Risk-free interest rate	4.00%	3.13%
Dividend yield	0%	0%
Volatility factor	57%	66%
Expected option life	5 Years	3-5 Years

The summaries of stock option activity for the six months ended June 30, 2006 and the year ended December 31, 2005 are as follows:

	June 30, 2006		December 31, 2005
Balance, beginning of period	2,385,000	$0.72	2,335,000	$0.89
Granted	1,405,000	0.76	435,000	0.84
Exercised	(55,000)	0.49	(55,000)	0.35
Cancelled	-	-	(330,000)	0.76
Balance, end of period	3,735,000	$0.73	2,385,000	$0.72

The weighted average remaining life of all outstanding stock options is 3.51 years (2005 – 3.27 years).

The Company issues whole share purchase warrants, half share purchase warrants and / or agent warrants in connection with its ongoing brokered and non-brokered private placements. The summaries of warrants activity, including the weighted average exercise prices, during the six months ended June 30, 2006 and the year ended December 31, 2005 are as follows:

	June 30, 2006		December 31, 2005
Balance, beginning of period	9,791,051	$0.55	10,427,741	$0.55
Issued	-	-	5,202,718	0.48
Exercised	(3,153,631)	0.54	(2,360,153)	0.45
Expired	(1,765,501)	0.82	(3,479,255)	0.38
Balance, end of period	4,871,919	$0.47	9,791,051	$0.55

The weighted average remaining life of all outstanding share purchase warrants is 0.54 years (2005 – 0.67 years). Refer to Note 8.

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
JUNE 30, 2006 – IN CANADIAN DOLLARS

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company incurred the following expenditures with directors and officers and/or companies controlled by directors and/or officers:

	June 30, 2006	June 30, 2005
Geological and project management services	$163,134	$131,675
Management fees	42,000	42,000
Consulting fees	6,079	2,150
Stock-based compensation	295,773	51,516
	$506,986	$227,341

NOTE 6 - CONTINGENCIES

In February 2004, the Company filed an action in the Supreme Court of British Columbia against Mr. Wolf Wiese, a former consultant to the Company, seeking the transfer to the Company of claims contiguous to the Turnagain property which were staked for the benefit of Mr. Wiese. The Company believes the claims should have been staked for the benefit of the Company. Refer to Note 8.

In July 2004, Quorum Capital Corp. (believed to be controlled by the former consultant) filed a counter suit against the Company, claiming, among other things, loss of economic opportunity with respect to the above mentioned claims.

In August 2004, Stewart Jackson, a former director, issued a writ of summons in which he claimed the sum of $17,500 pursuant to an alleged consulting contract. The Company denies any liability and has defended on the basis that it had tendered all monies owing to Jackson. In December 2004, the Company issued a counterclaim against Jackson wherein the Company claimed damages for actions of Jackson which resulted in the issuance of a cease trade order against the Company and the damages suffered by the Company from the resulting investigation by the British Columbia Securities Commission (“BCSC”). Further damages were claimed in the counterclaim in respect of payments made to Stewart Jackson which the Company alleges he was not entitled to. The Company further claims the recovery of shares and warrants issued by the Company to Jackson with the funds that the Company says were not payable to Jackson.

In December 2004, the Company filed a counter claim against Quorum Capital Corp. and Mr. Wolf Wiese, alleging that Quorum and Wiese engaged in a series of transactions through which Quorum improperly received monies from and securities issued by the Company. The Company also claimed for damages in relation to a BCSC proceeding in which the Company was penalized for disclosure infractions under NI 43-101.

In January 2005, Quorum Capital Corp. and Mr. Wolf Wiese commenced an action against the Company and Mr. Mark Jarvis, the Company President, for libel, contending that the December 17 2004 news release issued by the Company with respect to the Company’s counterclaim was libellous and untrue.

None of the claims and/or counterclaims of the Company, Mr. Jackson, Quorum, or Mr. Wiese have been proven in court. The outcome of these legal actions and the potential for loss, if any, is presently not determinable nor can the amount of the claims and unspecified damages be quantified. The Company has not made any provision in these financial statements with respect to these legal actions.

Upon resolution of the claims any resulting recovery or costs will be recorded in the period of resolution.

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
JUNE 30, 2006 – IN CANADIAN DOLLARS

NOTE 7 - COMMITMENTS

i)

The Company entered into an agreement for its premise requiring minimum rental payments of $29,295 per annum up to April 30, 2005 and $31,185 per annum up to the lease expiration date of April 30, 2008.

NOTE 8 – SUBSEQUENT EVENTS

The following transactions occurred after June 30, 2006:

(a)	Share purchase warrants were exercised resulting in the issuance of a total of 625,982 common shares for total proceeds of $312,992.

(b)

Case # S041141 regarding the disputed claims contiguous to the Turnagain property commenced in BC Supreme Court in May, and judgement in favour of the Company was rendered in July 2006. Mr. Wiese has subsequently filed a Notice of Appeal of the Order.

Item 20           Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.	Articles of Incorporation and By-laws:

1.1	Certificate of Incorporation under The Business Companies Act (British Columbia)

1.2	Articles of Canadian Metals Exploration Limited (the name has now been changed to Hard Creek Nickel Corporation)

4.	Material Contracts

4.1	Surface Drilling contract between Hard Creek Nickel Corporation and DJ Drilling (2004) Ltd. Dated April 5, 2006

4.2	Consulting Agreement between Hard Creek Nickel Corporation and JA Chapman Mining Services dated November 18, 2005

4.3	Investor Relations Agreement between Hard Creek Nickel Corporation and Martin E. Janis & Company, Inc. dated July 15, 2006

4.4	Financial Advisory Services Agreement between Hard Creek Nickel Corporation and The Balloch Group dated May 29, 2006

4.5	Services Agreement between Hard Creek Nickel Corporation and T1 Solutions Corp. dated July 14, 2006

8.	Subsidiaries

8.1	Canadian Metals Exploration Limited

15.	Additional Exhibits

15.1	Consent of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

HARD CREEK NICKEL CORPORATION

/s/ Brian Fiddler
Brian Fiddler
Chief Financial Officer

Date: November 17, 2006